UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

12 August 2005

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-85646 AND 333-12384) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

The results of Barclays PLC and Barclays Bank PLC for the half-year ended 30th June 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 12, 2005	By:	/S/ MARIE SMITH
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 12, 2005	By:	/S/ MARIE SMITH
Marie Smith
Assistant Secretary

(ii)

This document includes excerpts from the previously published results announcement of Barclays PLC for the six months ended 30 June 2005, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission. This document does not update or otherwise supplement the information contained in the results announcement, which speaks only as of its date.

(iii)

BARCLAYS PLC

The information in this announcement, which was approved by the Board of Directors on 4th August 2005, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts for the year-ended 31st December 2004 were prepared under UK GAAP and included certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 235 of the Act and which did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operation.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and pending tax elections with regards to certain subsidiaries, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation, the impact of competition, and the Group’s ability to increase earnings per share from acquisitions such as Absa (which may be affected by, among other things, the ability to realise expected synergies, integrate businesses, and costs associated with the acquisition and integration) - a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC including its most recent Annual Report on Form 20-F.

The Group has applied IFRS from 1st January 2004, with the exception of the standards relating to financial instruments and insurance contracts which are applied only with effect from 1st January 2005. Therefore the impacts of adopting IAS 32, IAS 39 and IFRS 4 are not included in the 2004 comparatives in accordance with IFRS 1 and financial instruments and insurance contracts are accounted for under UK GAAP in 2004.

The results for 2005 are therefore not entirely comparable to those for 2004 in affected areas. For a fuller discussion of the transitional impacts of IFRS, please refer to the IFRS Transition Report 2004/2005, released 11th May 2005.

5th August 2005

(iv)

BARCLAYS PLC

RESULTS FOR SIX MONTHS TO 30TH JUNE 2005 (UNAUDITED)

	Half-year ended
	30.06.05		30.06.04		% Change
	£m		£m
Total income, net of insurance claims	7,922		6,967		14
Impairment charges and other credit provisions	(706)		(589)		20
Operating expenses	(4,542)		(3,974)		14
Profit before tax	2,690		2,463		9
Profit attributable to shareholders	1,841		1,798		2
Economic profit	1,004		964		4

Earnings per share	29.1	p	28.0	p	4
Proposed interim dividend per share	9.2	p	8.25	p	12

Post-tax return on average shareholders’ equity	23.4%		24.3%

Highlights of business profit before tax
	£m		£m		% Change
UK Banking	1,275		1,162		10
Barclays Capital	703		588		20
Barclays Global Investors	242		151		60
Wealth Management[1]	89		64		39
Barclaycard	379		459		(17)
International Retail and Commercial Banking	188		145		30

In this document the income statement analysis compares, unless stated otherwise, the half-year ended 30th June 2005 to the corresponding period of 2004. Balance sheet comparisons, unless stated otherwise, relate to the corresponding position at 31st December 2004. 2004 comparatives do not include additional impacts arising from the first time application of IAS 32 (Financial instruments: Disclosure and Presentation), IAS 39 (Financial instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts), which were applied from 1st January 2005.

[1]	Formerly Private Clients

BARCLAYS PLC

FINANCIAL HIGHLIGHTS (UNAUDITED)

		Half-year ended
		30.06.05	31.12.04	30.06.04
		£m	£m	£m
RESULTS
Net interest income		3,700	3,500	3,333
Net fee and commission income		2,540	2,532	2,315
Principal transactions		1,549	1,398	1,116
Net premiums from insurance contracts		371	506	536
Other income		49	75	56
Total income		8,209	8,011	7,356
Net claims and benefits paid on insurance contracts		(287)	(870)	(389)
Total income, net of insurance claims		7,922	7,141	6,967
Impairment charges and other credit provisions		(706)	(504)	(589)
Net income		7,216	6,637	6,378
Operating expenses		(4,542)	(4,562)	(3,974)
Share of results of associates and joint ventures		16	42	14
Profit on disposal of associates and joint ventures		—	—	45

Profit before tax		2,690	2,117	2,463

Profit attributable to shareholders		1,841	1,456	1,798
Economic profit		1,004	604	964

PER ORDINARY SHARE		p	p	p
Earnings		29.1	23.0	28.0
Proposed dividend		9.2	15.75	8.25
Net asset value		249	246	232

PERFORMANCE RATIOS		%	%	%
Post-tax return on average shareholders’ equity		23.4	18.9	24.3
Cost:income ratio[1]		57	64	57
Cost:net income ratio		63	69	62

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
BALANCE SHEET
Shareholders’ equity excluding minority interests	16,099	15,287	15,870	14,978
Minority interests	5,686	3,330	894	178
Total shareholders’ equity	21,785	18,617	16,764	15,156
Loan capital	11,309	10,606	12,277	12,468
Total capital resources	33,094	29,223	29,041	27,624
Total assets	850,123	715,600	538,181	512,331
Weighted risk assets	242,406	219,758	218,601	203,333

	30.06.05	01.01.05	31.12.04	30.06.04
	%	%	%	%
Tier 1 ratio	7.6	7.1	7.6	7.7
Risk asset ratio	12.1	11.8	11.5	12.2

ECONOMIC DATA
Period end - US$/£	1.79		1.92	1.81
Average - US$/£	1.88		1.83	1.82
Period end - €/£	1.48		1.41	1.49
Average - €/£	1.46		1.47	1.48

[1]	Total income, net of insurance claims

BARCLAYS PLC

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Continuing operations
Interest income	7,648	7,315	6,565
Interest expense	(3,948)	(3,815)	(3,232)

Net interest income	3,700	3,500	3,333
Fee and commission income	2,872	2,861	2,648
Fee and commission expense	(332)	(329)	(333)
Net fee and commission income	2,540	2,532	2,315
Net trading income	1,176	684	803
Net investment income	373	714	313
Principal transactions	1,549	1,398	1,116
Net premiums from insurance contracts	371	506	536
Other income	49	75	56

Total income	8,209	8,011	7,356
Net claims and benefits paid on insurance contracts	(287)	(870)	(389)

Total income, net of insurance claims	7,922	7,141	6,967
Impairment charge and other credit provisions	(706)	(504)	(589)

Net income	7,216	6,637	6,378
Operating expenses	(4,542)	(4,562)	(3,974)
Share of results of associates and joint ventures	16	42	14
Profit on disposal of associates and joint ventures	—	—	45

Profit before tax	2,690	2,117	2,463
Tax	(715)	(634)	(645)

Profit for the period	1,975	1,483	1,818

Profit attributable to minority interests	134	27	20
Profit attributable to shareholders	1,841	1,456	1,798

	1,975	1,483	1,818

	p	p	p
Basic earnings per ordinary share	29.1	23.0	28.0
Diluted earnings per share	28.9	22.8	27.9

Proposed dividends per ordinary share:
Interim	9.2	—	8.25
Final	—	15.75	—

Proposed dividend	£582m	£1,010m	£528m

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Assets
Cash and balances at central banks	4,106	3,238	1,753	1,829
Items in the course of collection from other banks	2,208	1,772	1,772	2,527
Treasury bills and other eligible bills			6,658	6,547
Trading portfolio assets	134,235	110,033
Financial assets designated at fair value:
- held on own account	9,747	9,799
- held in respect of linked liabilities to customers under investment contracts	69,792	63,124
Derivative financial instruments	133,932	94,211
Loans and advances to banks	35,225	25,728	80,632	83,034
Loans and advances to customers	237,123	207,259	262,409	252,053
Debt securities			130,311	119,840
Equity shares			11,399	8,599
Available for sale financial investments	61,143	48,097
Reverse repurchase agreements and cash collateral on securities borrowed	149,400	139,574
Other assets	3,491	3,647	25,915	21,344
Insurance assets, including unit-linked assets	107	109	8,576	8,165
Investments in associates and joint ventures	438	429	429	442
Goodwill	4,590	4,518	4,518	4,398
Intangible assets	120	139	139	62
Property, plant and equipment	2,407	2,282	2,282	2,108
Deferred tax assets	2,059	1,641	1,388	1,383

Total assets	850,123	715,600	538,181	512,331

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Liabilities
Deposits from banks	84,538	74,735	111,024	115,836
Items in the course of collection due to other banks	2,809	1,205	1,205	1,442
Customer accounts	217,715	194,478	217,492	206,170
Trading portfolio liabilities	65,598	59,114
Financial liabilities designated at fair value: held on own account	8,231	5,320
Liabilities to customers under investment contracts	71,608	64,609
Derivative financial instruments	132,784	94,429
Debt securities in issue	93,328	76,154	83,842	69,431
Repurchase agreements and cash collateral on securities lent	122,076	98,582
Other liabilities	9,649	9,869	82,936	79,546
Current tax liabilities	786	621	621	697
Insurance contract liabilities, including unit-linked liabilities	3,589	3,596	8,377	7,944
Subordinated liabilities:
- Undated loan capital-non convertible	4,366	4,208	6,149	6,233
- Dated loan capital-convertible to preference shares	13	15	15	15
- Dated loan capital-non convertible	6,930	6,383	6,113	6,220
Deferred tax liabilities	1,891	1,397	1,362	1,284
Other provisions for liabilities	386	403	416	329
Retirement benefit liabilities	2,041	1,865	1,865	2,028

Total liabilities	828,338	696,983	521,417	497,175

Shareholders’ equity
Called up share capital	1,616	1,614	1,614	1,613
Share premium account	5,554	5,524	5,524	5,437
Less: treasury shares	(239)	(119)	(119)	(115)
Available for sale reserve	374	314
Cash flow hedging reserve	328	302
Capital redemption reserve	309	309	309	305
Other capital reserve	617	617	617	617
Translation reserve	(35)	(58)	(58)	(43)
Retained earnings	7,575	6,784	7,983	7,164

Shareholders’ equity excluding minority interest	16,099	15,287	15,870	14,978
Minority interests	5,686	3,330	894	178

Total shareholders’ equity	21,785	18,617	16,764	15,156

Total liabilities and shareholders’ equity	850,123	715,600	538,181	512,331

BARCLAYS PLC

Group performance ratios

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Net asset value per ordinary share (excluding minority interests)	249p	236p	246p	232p

	Half-year ended
	30.06.05	31.12.04	30.06.04
	%	%	%
Post-tax return on average shareholders’ equity (excluding minority interests)	23.4	18.9	24.3

Cost:income ratios

The cost:income ratios are defined as follows:

•	The cost:income ratio is defined as operating expenses compared to total income, net of insurance claims; and

•	The cost:net income ratio is defined as operating expenses compared to total income, net of insurance claims, less impairment charges.

	Half-year ended
	30.06.05	31.12.04	30.06.04
	%	%	%
Cost:income ratio	57	64	57
Cost:net income ratio	63	69	62

BARCLAYS PLC

FINANCIAL REVIEW

Results by business

The following section analyses the Group’s performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

•	UK Banking, comprising

–	UK Retail Banking

–	UK Business Banking

•	Barclays Capital

•	Barclays Global Investors

•	Wealth Management

•	Wealth Management - closed life assurance activities

•	Barclaycard

•	International Retail and Commercial Banking

•	Head office functions and other operations

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Mortgages, Small Business and UK Premier. This cluster of businesses enables the building of broader and deeper relationships with both existing and new customers. Personal Customers and Mortgages provide a wide range of products and services to 14 million retail customers, including current accounts, savings, mortgages, and general insurance. Small Business provides banking services to 580,000 small businesses. UK Premier provides banking, investment products and advice to some 280,000 affluent customers.

UK Business Banking

UK Business Banking provides relationship banking to the Group’s larger and medium business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital. UK Business Banking provides asset financing and leasing solutions through a specialist business to customers in the United Kingdom and continental Europe.

BARCLAYS PLC

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime brokerage and equity related activities; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credits, as well as hybrid capital products, asset based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, tactical asset allocation and risk-controlled active products. BGI also provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in Exchange Traded Funds, with over 130 funds for institutions and individuals trading in eleven global markets. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost.

Wealth Management

Wealth Management (formerly Private Clients) serves affluent, high net worth and corporate clients, primarily in the UK and continental Europe, providing private banking, offshore banking, stockbroking, asset management and financial planning services.

Wealth Management - closed life assurance activities

Wealth Management - closed life assurance activities comprise the closed life assurance businesses of Barclays and Woolwich in the UK.

BARCLAYS PLC

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business with an increasing international presence and is one of the leading credit card businesses in Europe.

In the UK, Barclaycard manages the Barclaycard branded credit cards and other non-Barclaycard branded card portfolios including Monument, SkyCard and Solution Personal Finance. In consumer lending, Barclaycard manages both secured and unsecured loan portfolios, through Barclays branded loans, being mostly Barclayloan, and also through the FirstPlus and Clydesdale Financial Services businesses.

Outside the UK, Barclaycard operates in the United States, through Juniper Financial Corporation, in Germany, Spain, Greece, Italy, Portugal, Republic of Ireland and across Africa. In the Nordic region, Barclaycard operates through Entercard, the joint venture with FöreningsSparbanken (Swedbank).

Barclaycard Business processes card payments for retailers and issues purchasing and credit cards to business customers and to the UK Government.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capability.

International Retail and Commercial Banking

International Retail and Commercial Banking provides a range of banking services, including current accounts, savings, investments, mortgages and loans to personal and corporate customers across Spain, Portugal, France, Italy, the Caribbean, Africa and the Middle East.

International Retail and Commercial Banking works closely with other parts of the Group, including Barclaycard, UK Banking, Barclays Capital and Barclays Global Investors, to leverage synergies from product and service propositions.

Head office functions and other operations

Head office functions and other operations comprise:

•	head office and central support functions

•	discontinued businesses in transition

•	consolidation adjustments

Head office and central support functions comprise the following areas: Executive Management, Finance, Treasury, Communications, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Discontinued businesses in transition principally relate to South American and Middle Eastern corporate banking businesses. These businesses are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of inter segment transactions.

BARCLAYS PLC

SUMMARY OF RESULTS (UNAUDITED)

Analysis of profit attributable to shareholders

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
UK Banking	1,275	1,103	1,162
UK Retail Banking	549	405	558
UK Business Banking	726	698	604
Barclays Capital	703	432	588
Barclays Global Investors	242	185	151
Wealth Management	89	46	64
Wealth Management - closed life assurance activities	(2)	(51)	(1)
Barclaycard	379	384	459
International Retail and Commercial Banking	188	148	145
Head office functions and other operations	(184)	(130)	(105)

Profit before tax	2,690	2,117	2,463
Tax	(715)	(634)	(645)

Profit for the period	1,975	1,483	1,818
Profit attributable to minority interests	(134)	(27)	(20)

Profit attributable to shareholders	1,841	1,456	1,798

BARCLAYS PLC

TOTAL ASSETS AND WEIGHTED RISK ASSETS

Total assets

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
UK Banking	134,322	128,573	119,561	114,404
UK Retail Banking	67,518	69,064	68,861	67,255
UK Business Banking	66,804	59,509	50,700	47,149
Barclays Capital	566,675	454,437	346,901	330,235
Barclays Global Investors	68,630	61,201	798	711
Wealth Management	5,215	5,050	5,007	4,409
Wealth Management-closed life assurance activities	6,653	6,551	6,425	6,092
Barclaycard	23,777	22,878	23,059	20,693
International Retail and Commercial Banking	29,505	28,723	28,448	25,114
Head office functions and other operations	10,756	3,669	3,464	6,275
Goodwill	4,590	4,518	4,518	4,398

	850,123	715,600	538,181	512,331

Weighted risk assets

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
UK Banking	100,355	92,590	91,913	87,506
UK Retail Banking	37,010	37,835	37,111	36,458
UK Business Banking	63,345	54,755	54,802	51,048
Barclays Capital	90,828	79,511	79,949	72,715
Barclays Global Investors	1,474	1,233	1,230	1,004
Wealth Management	4,589	4,187	4,018	3,632
Barclaycard	21,666	21,595	20,188	18,404
International Retail and Commercial Banking	19,430	18,701	19,319	17,292
Head office functions and other operations	4,064	1,941	1,984	2,780

	242,406	219,758	218,601	203,333

Weighted risk assets at 1st January 2005 have been restated from those reported in the IFRS Transition Report, reflecting a review of the treatment of certain assets and offsets.

BARCLAYS PLC

UK Banking

		Half-year ended
		30.06.05	31.12.04	30.06.04
		£m	£m	£m
Net interest income		1,919	1,780	1,697
Net fee and commission income		868	974	962
Net trading income		(2)	—	—
Net investment income		19	4	1
Principal transactions		17	4	1
Net premiums from insurance contracts		141	100	149
Other income		15	31	6

Total income		2,960	2,889	2,815
Net claims and benefits on insurance contracts		(33)	(20)	(26)

Total income, net of insurance claims		2,927	2,869	2,789
Impairment charges and other credit provisions		(148)	(46)	(153)

Net income		2,779	2,823	2,636
Operating expenses		(1,498)	(1,722)	(1,519)
Share of results of associates and joint ventures		(6)	2	3
Profit on disposal of associates and joint ventures		—	—	42

Profit before tax		1,275	1,103	1,162

Cost:income ratio		51%	60%	54%
Cost:net income ratio		54%	61%	58%

Risk Tendency		£420m	£375m	£360m
Return on average economic capital		34%	32%	35%

Economic profit		£592m	£565m	£593m

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Loans and advances to customers	£125.4bn	£119.6bn	£114.1bn	£109.0bn
Customer accounts	£131.0bn	£124.6bn	£114.8bn	£113.1bn
Total assets	£134.3bn	£128.6bn	£119.6bn	£114.4bn
Weighted risk assets	£100.4bn	£92.6bn	£91.9bn	£87.5bn

Key Facts		30.06.05	31.12.04	30.06.04
Number of UK branches		2,053	2,061	2,064

UK Banking profit before tax increased 10% (£113m) to £1,275m (2004: £1,162m), driven by good income growth, well controlled risk and strong cost management as operating expenses were held below 2004 levels.

UK Banking has continued to make good progress towards achieving its strategic aims of delivering integrated banking solutions to customers, enhancing the customer service experience, capturing revenue growth opportunities and improving productivity. UK Banking is targeting cost:income ratio improvements of 2 percentage points per annum in 2005, 2006 and 2007. During the first half of 2005 UK Banking made good progress towards achieving this target with the cost:income ratio improving by 3 percentage points to 51% (2004: 54%).

BARCLAYS PLC

UK Retail Banking

		Half-year ended
		30.06.05	31.12.04	30.06.04
		£m	£m	£m
Net interest income		1,041	1,046	1,013
Net fee and commission income		550	554	569
Net trading income		—	—	—
Net investment income		9	1	—
Principal transactions		9	1	—
Net premiums from insurance contracts		141	100	149
Other income		12	22	4

Total income		1,753	1,723	1,735
Net claims and benefits on insurance contracts		(33)	(20)	(26)

Total income, net of insurance claims		1,720	1,703	1,709
Impairment charges and other credit provisions		(72)	2	(62)

Net income		1,648	1,705	1,647
Operating expenses		(1,092)	(1,300)	(1,133)
Share of results of associates and joint ventures		(7)	—	2
Profit on disposal of associates and joint ventures		—	—	42

Profit before tax		549	405	558

Cost:income ratio		63%	76%	66%
Cost:net income ratio		66%	76%	69%

Risk Tendency		£160m	£150m	£150m
Return on average economic capital		34%	25%	36%

Economic profit		£256m	£183m	£290m

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Loans and advances to customers	£64.9bn	£66.0bn	£65.6bn	£64.4bn
Customer accounts	£74.6bn	£73.1bn	£72.4bn	£70.7bn
Total assets	£67.5bn	£69.1bn	£68.9bn	£67.3bn
Weighted risk assets	£37.0bn	£37.8bn	£37.1bn	£36.5bn

Key Facts		30.06.05	31.12.04	30.06.04
Personal Customers
Number of UK current accounts		10.9m	10.7m	10.6m
Number of UK savings accounts		10.7m	10.6m	10.5m
Total UK mortgage balances (residential)		£61.0bn	£61.7bn	£60.8bn

Small Business and UK Premier
Number of Small Business customers		580,000	566,000	567,000
Number of UK Premier customers		280,000	273,000	269,000

BARCLAYS PLC

UK Retail Banking profit before tax decreased 2% (£9m) to £549m (2004: £558m).

Total income net of insurance claims increased 1% (£11m) to £1,720m (2004: £1,709m). There was a good performance in current accounts, whilst income from mortgages and retail savings was weaker. Net income was flat at £1,648m (2004: £1,647m).

Net interest income increased 3% (£28m) to £1,041m (2004: £1,013m). Growth was driven by a higher contribution from current accounts (both deposits and overdrafts), which was offset by margin pressure in retail savings. Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased 1%.

UK average residential mortgage balances increased 1% to £61.4bn (2004: £60.6bn). The mortgage business focused on higher margin new business rather than volume during the period, which resulted in an improved margin on new business. Gross advances were £5.2bn (2004: £9.2bn), an estimated market share of 4%. UK residential mortgage balances ended the period at £61.0bn (31st December 2004: £61.7bn). The estimated loan to value ratio within the residential mortgage book on a current valuation basis was 34% (31st December 2004: 35%). Average overdraft balances within Personal Customers increased 11% and average Small Business loan balances rose 10%.

Total average customer deposit balances increased 5% to £71.0bn (2004: £67.5bn). There was strong growth in UK Premier with average deposits up 12%and good growth in Small Business where average deposit balances were 5%higher. Personal Customer average current account balances increased 4% and average retail savings balances by 3%.

Net fee and commission income decreased 3% (£19m) to £550m (2004: £569m), as lending related fees were impacted by the application of IAS 32 and IAS 39 from 1st January 2005. Excluding this impact, net fee and commission income was 1% higher. Higher fee income was generated by value-added fee-based current accounts, reflecting higher account numbers and a broader product range.

Income from principal transactions was £9m (2004: £nil) representing the gain on the sale of the investment in Gresham, an insurance underwriting business, ahead of the launch of the new general insurance offering.

Net premiums from insurance underwriting activities decreased 5% (£8m) to £141m (2004: £149m), due to a lower insurance take up on consumer lending activity.

Impairment charges increased 16% (£10m) to £72m (2004: £62m), in line with expectations. The increase has principally arisen in Personal Customer overdrafts and Small Business loans reflecting balance growth. The quality of the mortgage portfolio remains high. Mortgage arrears balances remained at a low level, despite some modest deterioration in the period.

Operating expenses decreased 4% (£41m) to £1,092m (2004: £1,133m) as cost saving initiatives focused on the back and middle office more than offset cost pressures arising from investment in frontline customer service, inflation and volume growth. Investment in the infrastructure of the business continued during the first half of 2005. The cost:income ratio improved by 3 percentage points to 63% (2004: 66%).

BARCLAYS PLC

UK Business Banking

		Half-year ended
		30.06.05	31.12.04	30.06.04
		£m	£m	£m
Net interest income		878	734	684
Net fee and commission income		318	420	393
Net trading income		(2)	—	—
Net investment income		10	3	1
Principal transactions		8	3	1
Other income		3	9	2

Total income		1,207	1,166	1,080
Impairment charges and other credit provisions		(76)	(48)	(91)

Net income		1,131	1,118	989
Operating expenses		(406)	(422)	(386)
Share of results of associates and joint ventures		1	2	1

Profit before tax		726	698	604

Cost:income ratio		34%	36%	36%
Cost:net income ratio		36%	38%	39%

Risk Tendency		£260m	£225m	£210m
Return on average economic capital		35%	38%	35%

Economic profit		£336m	£382m	£303m

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Loans and advances to customers	£60.5bn	£53.6bn	£48.5bn	£44.7bn
Customer accounts	£56.4bn	£51.6bn	£42.4bn	£42.4bn
Total assets	£66.8bn	£59.5bn	£50.7bn	£47.1bn
Weighted risk assets	£63.3bn	£54.8bn	£54.8bn	£51.0bn

Key Facts		30.06.05	31.12.04	30.06.04
Total number of Business Banking customers		182,000	179,000	179,000
Customers registered for online banking/Business Master		70,300	66,900	66,800

BARCLAYS PLC

UK Business Banking profit before tax increased 20% (£122m) to £726m (2004: £604m), as a result of strong income growth and lower impairment losses. Both Larger Business and Medium Business performed well. The asset and sales finance business performed very strongly and future growth will be enhanced by the acquisition of a 51% stake in Iveco Finance, which completed during June 2005.

Total income increased 12% (£127m) to £1,207m (2004: £1,080m). Net income increased 14% (£142m) to £1,131m (2004: £989m).

Net interest income increased 28% (£194m) to £878m (2004: £684m). Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased by 12%.

Balance sheet growth was very strong. The application of IAS 32 and IAS 39 from 1st January 2005 has resulted in the grossing up of previously netted positions (assets and liabilities subject to master netting agreements). These amounted to £8.7bn as at 30th June 2005. Average lending balances (excluding previously netted balances) increased 21% to £51.7bn (2004: £42.7bn), with particularly strong growth in the large corporate segment. UK Business Banking’s market share of lending balances increased over the period. Average deposit balances (excluding previously netted balances) increased 10% to £44.4bn (2004: £40.4bn). Adjusting for the income reclassification, there has been a modest decline in both the lending and deposit margins.

The impact of the Iveco transaction was to increase both period end total assets and weighted risk assets by £1.8bn.

Net fee and commission income decreased 19% (£75m) to £318m (2004: £393m). Excluding the impact of the IAS 32 and IAS 39, net fee and commission income increased 8%, as a result of higher underlying lending fees and higher fees from the asset and sales finance business.

Income from principal transactions was £8m (2004: £1m). The majority of the increase represented gains on the sale of venture capital investments.

Impairment charges decreased 16% (£15m) to £76m (2004: £91m). The overall credit profile of the portfolio was maintained and the average credit quality of new lending was above that of the average for the overall book.

Operating expenses increased 5% (£20m) to £406m (2004: £386m), reflecting volume growth and higher expenditure on front line staff. The cost:income ratio improved by 2 percentage points to 34% (2004: 36%).

BARCLAYS PLC

Barclays Capital

		Half-year ended
		30.06.05	31.12.04	30.06.04
		£m	£m	£m
Net interest income		483	535	456
Net fee and commission income		350	331	272
Net trading income		1,115	679	784
Net investment income		158	121	176
Principal transactions		1,273	800	960
Other income		11	11	10

Total income		2,117	1,677	1,698
Impairment charges and other credit provisions		(48)	(53)	(49)

Net income		2,069	1,624	1,649
Operating expenses		(1,366)	(1,192)	(1,061)

Profit before tax		703	432	588

Cost:income ratio		65%	71%	62%
Cost:net income ratio		66%	73%	64%

Risk Tendency		£75m	£70m	£80m
Return on average economic capital		40%	32%	38%

Average net income per member of staff (‘000)		£257	£221	£260

Economic profit		£346m	£230m	£291m

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Total assets	£566.7bn	£454.4bn	£346.9bn	£330.2bn
Weighted risk assets	£90.8bn	£79.5bn	£79.9bn	£72.7bn

Key Facts[1]
	30.06.05		30.06.04
	League table position	Issuance value	League Table Position	Issuance value
Global all debt	4th	$163.5bn	5th	$122.3bn
European all debt	2nd	$116.0bn	3rd	$80.9bn
All international bonds (all currencies)	4th	$96.0bn	6th	$75.9bn
All international bonds (Euros)	3rd	€44.3bn	3rd	€35.4bn
Sterling bonds	2nd	£8.3bn	2nd	£7.7bn
US investment grade bonds	4th	$5.1bn	12th	$2.1bn

[1]	League tables compiled by Barclays Capital from external sources including Dealogic and Thomson Financials.

BARCLAYS PLC

Barclays Capital continued to perform strongly delivering record first half profit before tax and net income despite difficult market conditions, particularly during the second quarter. Profit before tax increased 20% (£115m) to £703m (2004: £588m) reflecting very strong income growth driven by higher business volumes and client activity levels. Net income increased 25% (£420m) to £2,069m (2004: £1,649m).

Total income increased 25% (£419m) to £2,117m (2004: £1,698m) as a result of strong growth across the Rates and Credit businesses. Income by asset category was broadly based with particularly strong income growth from credit products and commodities. Areas of investment in 2004, such as commercial mortgage backed securities, equity derivatives and commodities, performed well. Average DVaR decreased 20% to £30.4m (2004: £38.1m) primarily due to better diversification and was broadly in line with DVaR for the second half of 2004 (£30.7m).

Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing financing and client risk management solutions. This increased 24% (£340m) to £1,756m (2004: £1,416m).

Trading income increased 42% (£331m) to £1,115m (2004: £784m) due to strong performances across the Rates and Credit businesses, in particular from commodities, foreign exchange, structured capital markets and credit derivatives. This was driven by higher volumes of client led activity across a broad range of products and geographic regions and the continued return on prior year investments. Net investment income decreased 10% (£18m) to £158m (2004: £176m), due to lower contributions from structured capital markets and private equity realisations. Net interest income increased 6% (£27m) to £483m (2004: £456m).

Primary income, comprising net fee and commission income from advisory and origination activities, grew 29% (£78m) to £350m (2004: £272m). This reflected increased volumes and market share gains in a number of key markets with particularly strong performances from primary bonds and loans.

Other income of £11m (2004: £10m) reflected income from operating leases.

Impairment charges of £48m (2004: £49m) were broadly in line with prior year as the wholesale credit environment remained stable.

Operating expenses increased 29% (£305m) to £1,366m (2004: £1,061m), reflecting the ongoing costs associated with staff hired during 2004 and the first half of 2005 and higher business volumes. Performance related costs increased due to the strong profit performance. Investment expenditure, primarily in the front office continued to be significant, but decreased, relative to 2004, reflecting the reduced pace of hiring in the first half of 2005. The cost:net income ratio increased to 66% (2004: 64%). Total staff costs to net income was in line with the prior year at 53%. Approximately half of the total operating expenses comprised performance related pay, discretionary investment spend and short-term contractor resource, consistent with the experience in the first half of 2004.

Total headcount increased by 500 during the first half of 2005 to 8,300 (31st December 2004: 7,800). Almost 60% of the increase was in the front office, spread across product, client coverage and distribution across all geographies. The remainder was directed at the continued strengthening of the back office and control environment, mostly in lower cost jurisdictions.

BARCLAYS PLC

Barclays Global Investors

		Half-year ended
		30.06.05	31.12.04	30.06.04
		£m	£m	£m
Net interest income		7	1	4
Net fee and commission income		570	464	418
Net trading income		2	3	—
Net investment income		4	3	—
Principal transactions		6	6	—
Other income		—	(1)	1

Total income		583	470	423
Operating expenses		(342)	(284)	(272)
Share of results of associates and joint ventures		1	(1)	(1)
Profit on disposal of associates and joint ventures		—	—	1

Profit before tax		242	185	151

Cost:income ratio		59%	60%	64%
Average income per member of staff (‘000)		£299	£247	£217

Return on average economic capital		247%	185%	147%

Economic profit		£129m	£108m	£87m

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Total assets	£68.6bn	£61.2bn	£0.8bn	£0.7bn
Weighted risk assets	£1.5bn	£1.2bn	£1.2bn	£1.0bn

Key Facts
		30.06.05	31.12.04	30.06.04
Number of institutional clients		2,700	2,600	2,600
Assets under management:
-indexed		£517bn	£478bn	£429bn
-active		£169bn	£147bn	£134bn
-managed cash and other		£95bn	£84bn	£71bn
Total assets under management		£781bn	£709bn	£634bn
Total assets under management (US$)		$1,401bn	$1,362bn	$1,151bn
Number of iShares products		135	132	123
Total iShares assets under management[1]		£84bn	£68bn	£52bn

[1]	Included in indexed assets

BARCLAYS PLC

Barclays Global Investors (BGI) delivered another excellent performance. Profit before tax increased 60% (£91m) to £242m (2004: £151m) reflecting substantial income growth coupled with tight cost control and focused investment spend.

Net fee and commission income increased 36% (£152m) to £570m (2004: £418m). This was driven by a sharp rise in management and incentive fees across all areas, particularly in the active and iShares businesses. Higher margin assets under management and strong investment performance contributed to the significant income growth along with higher market levels. In addition, securities lending income growth was strong, reflecting increased volumes in this area.

Very strong income and profit performance continued across a diverse range of products, distribution channels and geographies. The trend of net new revenue generation from an increasingly higher margin product mix continued. Active product investment performance remained very good and most funds outperformed their benchmarks. The growth in global iShares continued at pace with assets under management up 24% (£16bn) to £84bn from 2004 year-end and up 62% (£32bn) from June 2004.

Operating expenses increased 26% (£70m) to £342m (2004: £272m) primarily as a result of higher performance based expenses and investment in growth initiatives including Fixed Income and Alternative Assets. The cost:income ratio of 59% showed continued improvement over the prior year (2004: 64%).

Total headcount rose by 200 in the period to 2,100 (31st December 2004: 1,900) driven by the targeted ongoing investment for future growth of the business. Headcount increased in all regions, across both product groups and the support functions.

Total assets under management increased 10% (£72bn) to £781bn (31st December 2004: £709bn). The growth included £33bn of net new assets, £32bn attributable to favourable exchange rate movements and £7bn as a result of market movements. The increase in the US$ assets under management from US$1,362bn (31st December 2004) to US$1,401bn includes US$61bn of net new assets and US$11bn of market movements, partially offset by adverse exchange rate movements of US$33bn. BGI manages assets denominated in numerous currencies with the majority being in US dollars.

BARCLAYS PLC

Wealth Management

		Half-year ended
		30.06.05	31.12.04	30.06.04
		£m	£m	£m
Net interest income		165	155	148
Net fee and commission income		283	268	261
Net trading income		—	—	—
Net investment income		5	—	—
Principal transactions		5	—	—
Other income		(1)	4	3

Total income		452	427	412
Impairment charges and other credit provisions		(1)	1	—

Net income		451	428	412
Operating expenses		(362)	(382)	(348)

Profit before tax		89	46	64

Cost:income ratio		80%	89%	84%
Cost:net income ratio		80%	89%	84%

Risk Tendency		£5m	£5m	£5m
Return on average economic capital		37%	23%	43%

Average net income per member of staff (‘000)		£63	£60	£59

Economic profit		£49m	£23m	£47m

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Loans and advances to customers	£4.5bn	£4.2bn	£4.1bn	£3.6bn
Customer accounts	£22.6bn	£21.4bn	£21.3bn	£20.4bn
Total assets	£5.2bn	£5.1bn	£5.0bn	£4.4bn
Weighted risk assets	£4.6bn	£4.2bn	£4.0bn	£3.6bn

Key Facts		30.06.05	31.12.04	30.06.04
Total customer funds		£74.2bn	£70.8bn	£69.0bn

BARCLAYS PLC

Wealth Management profit before tax increased 39% (£25m) to £89m (2004: £64m), reflecting broad based income growth and tight control of costs.

Total income increased 10% (£40m) to £452m (2004: £412m).

Net interest income increased 11% (£17m) to £165m (2004: £148m) reflecting good balance sheet growth. Total average customer deposits increased 9% to £22.2bn (2004: £20.4bn) driven by strong growth from offshore and private banking clients. Total average loans increased 27% to £4.2bn (2004: £3.3bn), largely as a result of an increase in lending to corporate clients in the offshore business. The deposit margin remained stable whilst the lending margin declined modestly.

Net fee and commission income increased 8% (£22m) to £283m (2004: £261m). The increase was driven principally by sales of investment products to private banking and financial planning clients together with the growth in equity markets.

Operating expenses increased 4% (£14m) to £362m (2004: £348m). Growth was driven by investment in new customer propositions, Gerrard integration costs and the continued investment in customer service and geographic expansion. Core operating costs remained in line with 2004 levels. The cost:income ratio improved to 80% (2004: 84%).

The integration of the Gerrard business continued to progress well with profits ahead of 2004 and expectations.

Total customer funds, comprising customer deposits and assets under management, increased to £74.2bn (31st December 2004: £70.8bn). Multi-Manager assets increased to £4.1bn (31st December 2004: £1.6bn), including existing customer assets.

BARCLAYS PLC

Wealth Management - closed life assurance activities

		Half-year ended
		30.06.05		31.12.04		30.06.04
		£m		£m		£m
Net interest income		(15)		(33)		(20)
Net fee and commission income		18		—		—
Net trading income		—		—		—
Net investment income		115		517		79
Principal transactions		115		517		79
Net premiums from insurance contracts		100		195		167
Other income		1		1		3

Total income		219		680		229
Net claims and benefits on insurance contracts		(167)		(639)		(179)

Total income, net of insurance claims		52		41		50
Endowment redress costs		(40)		(64)		(33)
Other operating expenses		(14)		(28)		(18)

Loss before tax		(2)		(51)		(1)

Cost:income ratio		104%		224%		102%

Return on average economic capital		(15)%		(117)%		11%

Economic (loss)/profit		£(8	)m	£(79	)m	£2m

	As at
	30.06.05	01.01.05		31.12.04		30.06.04
Total assets	£6.7bn	£6.6bn		£6.4bn		£6.1bn

BARCLAYS PLC

From 1st January 2005, following the application of IAS 39 and IFRS 4, life assurance products are divided into investment contracts and insurance contracts. Investment income from assets backing investment contracts, and the corresponding movement in investment contract liabilities, has been presented on a net basis in other income. Therefore the line by line results for 2005 are not directly comparable to those reported for 2004.

Wealth Management - closed life assurance activities loss before tax was stable at £2m (2004: loss of £1m).

Total income decreased £10m to £219m (2004: £229m). The decrease was offset by a broadly similar reduction in net claims and benefits of £12m.

Costs relating to redress for customers in respect of sales of endowment policies increased 21% (£7m) to £40m (2004: £33m). Other operating expenses decreased by 22% to £14m (2004: £18m).

BARCLAYS PLC

Barclaycard

		Half-year ended
		30.06.05	31.12.04	30.06.04
		£m	£m	£m
Net interest income		863	790	810
Net fee and commission income		454	416	374
Net premiums from insurance contracts		10	11	11

Total income		1,327	1,217	1,195
Net claims and benefits on insurance contracts		(2)	(3)	(2)

Total income, net of insurance claims		1,325	1,214	1,193
Impairment charges and other credit provisions		(508)	(404)	(357)

Net income		817	810	836
Operating expenses		(439)	(428)	(379)
Share of results of associates and joint ventures		1	2	2

Profit before tax		379	384	459

Cost:income ratio		33%	35%	32%
Cost:net income ratio		54%	53%	45%

Risk Tendency		£980m	£860m	£810m

Return on average economic capital		20%	20%	25%

Economic profit		£115m	£148m	£202m

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Loans and advances to customers	£23.1bn	£22.2bn	£22.3bn	£20.1bn
Total assets	£23.8bn	£22.9bn	£23.1bn	£20.7bn
Weighted risk assets	£21.7bn	£21.6bn	£20.2bn	£18.4bn

		Half-year ended
Key Facts		30.06.05	31.12.04	30.06.04
Number of Barclaycard UK customers		11.2m	11.2m	10.8m
Number of retailer relationships		92,000	90,000	89,000
UK credit cards-average outstanding balances		£10.2bn	£9.9bn	£9.3bn
UK credit cards-average extended credit balances		£8.8bn	£8.5bn	£7.9bn
UK loans-average consumer lending balances		£9.9bn	£9.6bn	£9.2bn
International-average extended credit balances		£1.7bn	£1.0bn	£0.8bn
International-cards in issue		3.7m	2.9m	1.8m

BARCLAYS PLC

Barclaycard profit before tax decreased 17% (£80m) to £379m (2004: £459m) as good income growth was more than offset by higher impairment charges together with increased costs arising from continued investment in the business.

Total income, net of insurance claims, increased 11% (£132m) to £1,325m (2004: £1,193m) driven by good performances across the diversified UK cards and loans businesses, strong momentum in the international cards business and continued growth in Barclaycard Business.

Net income fell 2% (£19m) to £817m (2004: £836m) as a result of the rise in impairment charges.

Net interest income increased 7% (£53m) to £863m (2004: £810m) reflecting growth in balances. UK average extended credit balances rose 11% to £8.8bn (2004: £7.9bn) and international average extended credit balances more than doubled to £1.7bn (2004: £0.8bn). UK average consumer loan balances increased 8% to £9.9bn (2004: £9.2bn). Margins in the cards business declined from the levels in the first half of 2004, falling to 7.56% (2004: 7.83%), but increased from those in the second half of 2004 (6.88%), due to the flow through of the UK rate rises and a reduced impact from promotional offers. Margins in consumer lending fell from 2004 levels to 5.15% (2004: 6.31%), due to competitive pressure, change in the product mix and the impact of IAS 39 moving fee and commission expenses to net interest income. Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased by 5%.

Net fee and commission income increased 21% (£80m) to £454m (2004: £374m) reflecting the inclusion of Juniper for the full period and increased contributions from FirstPlus and Barclaycard Business. Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 16%.

Impairment charges increased to £508m, an increase of 26% relative to the second half of 2004 and 42% relative to the first half of 2004. The increase was driven largely by an increase in the size of the book and a rise in delinquent balances and severity rates. The increases arose primarily in the UK cards business and reflected the UK industry wide credit experience in the first part of 2005. In UK consumer loans and internationally (excluding Juniper), the rate of increase in impairment charges was lower. Non-performing card and loan balances increased significantly, driven by the growth in delinquent balances.

Operating expenses rose 16% (£60m) to £439m (2004: £379m) as a result of the inclusion of Juniper. Costs in the UK cards and loans business were flat.

In the UK, the FirstPlus business and Barclaycard Business performed well. The SkyCard program was launched in April and customer recruitment was ahead of expectations at the end of the period.

Barclaycard International continued to make good progress with its growth strategy. The businesses in Germany and Spain performed particularly strongly. In June Barclaycard formed a new joint venture with Swedbank to develop a card business in the Nordic region. Barclaycard International profit before tax was £1m (2004: £1m). Juniper performance and integration proceeded in line with expectations, with strong growth in balances and customer account numbers and a steady stream of new partnerships being established.

BARCLAYS PLC

International Retail and Commercial Banking

		Half-year ended
		30.06.05	31.12.04	30.06.04
		£m	£m	£m
Net interest income		288	277	257
Net fee and commission income		171	145	143
Net trading income		6	—	—
Net investment income		67	71	64
Principal transactions		73	71	64
Net premiums from insurance contracts		60	155	145
Other income		14	12	13

Total income		606	660	622
Net claims and benefits on insurance contracts		(85)	(208)	(182)

Total income, net of insurance claims		521	452	440
Impairment charges and other credit provisions		(8)	(12)	(19)

Net income		513	440	421
Operating expenses		(345)	(330)	(287)
Share of results of associates and joint ventures		20	38	11

Profit before tax		188	148	145

Cost:income ratio		66%	73%	65%
Cost:net income ratio		67%	75%	68%

Risk Tendency		£75m	£65m	£75m
Return on average economic capital		24%	22%	18%

Economic profit		£70m	£54m	£57m

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Loans and advances to customers	£21.7bn	£20.8bn	£20.7bn	£17.6bn
Customer accounts	£9.6bn	£9.5bn	£10.1bn	£9.7bn
Total assets	£29.5bn	£28.7bn	£28.4bn	£25.1bn
Weighted risk assets	£19.4bn	£18.7bn	£19.3bn	£17.3bn

		Half-year ended
Key Facts		30.06.05	31.12.04	30.06.04
Number of international branches		799	830	837
Number of Barclays Africa and the Middle East customer accounts		1.3m	1.4m	1.5m
Number of Barclays Spain customers		0.5m	0.5m	0.5m
Number of Openplan customers in Spain		52,000	47,000	44,000
European mortgages - average balances (Euros)		€19.9bn	€18.1bn	€16.0bn
European assets under management (Euros)		€19.5bn	€17.1bn	€17.2bn

BARCLAYS PLC

International Retail and Commercial Banking performed very strongly with profit before tax increasing 30% (£43m) to £188m (2004: £145m). There was progress in all geographies, with very good growth in Spain, where profit before integration costs rose 30%, driven by the successful realisation of synergies from the integration of Banco Zaragozano.

From 1st January 2005, following the application of IAS 39 and IFRS 4, life assurance products are divided into investment contracts and insurance contracts. Investment income from assets backing insurance contracts, and the corresponding movement in investment contract liabilities, has been presented on a net basis in other income. Therefore the line by line results for 2005 are not directly comparable to those reported for 2004.

Total income, net of insurance claims, increased 18% (£81m) to £521m (2004: £440m). Net income increased 22% (£92m) to £513m (2004: £421m).

Net interest income increased 12% (£31m) to £288m (2004: £257m) as a result of good balance growth in Spain, Italy, Africa and the Middle East. Total average customer loans increased 28% to £20.8bn (2004: £16.3bn), reflecting growth across the portfolio. Mortgage balance growth in Europe was strong with average Euro balances up 24% including the benefit of recent mortgage campaigns in France. Average lending balances in Africa and the Middle East increased 38%. Competitive pressures in key European markets and a change in the overall product mix, with a higher weighting to mortgages, have contributed to slightly lower lending margins. Average customer deposits increased 10% to £9.1bn (2004: £8.3bn), mainly in Africa and the Middle East. Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased by 5%.

Net fee and commission income increased 20% (£28m) to £171m (2004: £143m). This reflected a strong performance in Spain from increased fund management related fees, together with good growth in France. Spain’s assets under management increased by 18%. Sales of mortgage related insurance products in Italy have also contributed. Fee income showed solid growth in Africa and the Middle East. Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 25%.

Principal transactions increased 14% (£9m) to £73m (2004: £64m). This reflected gains from investment realisations, including the sale of a preference share holding in FirstCaribbean, partly offset by the change in accounting for insurance businesses.

Impairment charges decreased 58% (£11m) to £8m (2004: £19m) with the reduction mainly in Africa and the Middle East.

Operating expenses increased 20% (£58m) to £345m (2004: £287m). The majority of the increase was attributable to integration costs in Spain and the continued expansion of the business in Africa and the Middle East. The cost:income ratio was 66% (2004: 65%).

Barclays Spain performed very strongly with profit before tax, pre integration costs, up 30% to £82m (2004: £63m). This was driven by benefits from the accelerated integration of Banco Zaragozano, together with growth in mortgages and assets under management. The integration of Banco Zaragozano is well ahead of plan.

BARCLAYS PLC

In Spain, Openplan continued to grow strongly reflecting the successful targeting of new customer segments. Total customer numbers increased in the period to 52,000 (31st December 2004: 47,000). The recent re-launch of Openplan in Portugal has contributed to a strong performance, supported by further expansion in the branch network, and customer numbers reached 10,600 by 30th June (31st December 2004: 8,900).

Africa and the Middle East profit before tax increased 12% to £65m (2004: £58m) reflecting balance sheet growth across the businesses, particularly in Egypt, UAE and South Africa.

The post-tax profit from associates increased £9m to £20m (2004: £11m) reflecting an increased contribution from FirstCaribbean.

BARCLAYS PLC

Head office functions and other operations

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Net interest expense	(10)	(5)	(19)
Net fee and commission expense	(174)	(66)	(115)
Net trading income	55	2	19
Net investment income	5	(2)	(7)
Principal transactions	60	—	12
Net premiums from insurance contracts	60	45	64
Other income	9	17	20

Total income	(55)	(9)	(38)
Impairment charges and other credit provisions	7	10	(11)

Net (loss)/income	(48)	1	(49)
Other operating expenses	(136)	(132)	(57)
Share of results of associates and joint ventures	—	1	1

Loss before tax	(184)	(130)	(105)

Loss before tax increased £79m to £184m (2004: loss £105m), reflecting increased costs and the impact of the elimination of inter-segment transactions.

Group segmental reporting is prepared in accordance with Group accounting policies as if each business segment were a stand alone company. This means that inter-segment transactions are recorded in each segment as if undertaken on an arms length basis. Consolidation adjustments necessary to fully eliminate the inter-segment transactions, including adjustments to eliminate timing differences on the recognition of inter-segment cost and income, are included in Head office functions and other operations.

The consolidation adjustments amount to a loss to Head office functions and other operations of £132m. The most significant adjustments include: internal fees for structured capital market activities arranged by Barclays Capital of £63m (2004: £45m); the timing of the recognition of insurance commissions between UK Retail Banking and Barclaycard included as a net fee and commission expense of £49m (2004: £nil) and net fees paid to Barclays Capital for capital raising and currency management of £32m (2004: £nil).

Net trading income of £55m (2004: £19m) arose as a result of hedging-related transactions in Treasury. The hedge ineffectiveness from 1st January 2005, together with other related Treasury adjustments, amounted to a gain of £12m (2004: £nil) and was reported in net interest income. Other income comprises mainly property rental income.

Impairment gains reflect recoveries made on loans previously written off in the transition businesses.

Operating expenses rose £79m to £136m (2004: £57m). Of this increase, £47m reflected non-recurring costs relating to the head office relocation to Canary Wharf.

BARCLAYS PLC

FINANCIAL REVIEW

Results by nature of income and expense

Net interest income

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Interest income	7,648	7,315	6,565
Interest expense	(3,948)	(3,815)	(3,232)

	3,700	3,500	3,333

Group net interest income increased 11% (£367m) to £3,700m (2004: £3,333m), reflecting growth in average balances across all businesses. Growth in net interest income was most notable in UK Banking, partly due to the growth in average lending balances and deposit balances and the reclassification of certain lending related fees from net fee and commission income to net income with the application of IAS 32 and IAS 39 from 1st January 2005. Net interest income also improved in Barclaycard and International Retail and Commercial Banking, as a result of strong growth in balances.

The increase in net interest income also reflects the application of IAS 32 and IAS 39 with effect from 1st January 2005, under which Reserve Capital Instruments and other capital instruments were classified from debt under UK GAAP to minority interests under IFRS. The associated funding cost has moved from interest expense to profit attributable to minority interests.

A component of the benefit of free funds included in Group net interest income is the structural hedge which functions to reduce the impact of the volatility of short-term interest rate movements. The contribution of the structural hedge has decreased to £58m (2004: £206m), largely due to the impact of higher short-term interest rates.

BARCLAYS PLC

FINANCIAL REVIEW

Net fee and commission income

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Fee and commission income	2,872	2,861	2,648
Fee and commission expense	(332)	(329)	(333)

	2,540	2,532	2,315

Net fee and commission income increased 10% (£225m) to £2,540m (2004: £2,315m), reflecting increases across the business. The application of IAS 32 and 39 caused the reclassification of £109m from net fee and commission income to net interest income in the first half of 2005. Excluding IAS 32 and 39 growth was 14% reflecting increases across all businesses.

Fee and commission income receivable rose 8% (£224m) to £2,872m (2004: £2,648m). The increase was driven by Barclays Global Investors, reflecting strong investment performance and higher market levels and Barclays Capital, due to increased business volumes and improved market share; and Barclaycard fee and commission income increased as a result of including Juniper for the full period, and higher contributions from FirstPlus and Barclaycard Business.

Total foreign exchange income was £298m (half-year ended 31st December 2004: £260m; half-year ended 30th June 2004: £260m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by UK Retail Banking, UK Business Banking, International Retail and Commercial Banking, Barclaycard, Barclays Global Investors and Wealth Management, both externally and with Barclays Capital, is reported in those business units, within fee and commission income. The foreign exchange income earned in Barclays Capital is reported within trading income.

BARCLAYS PLC

FINANCIAL REVIEW

Principal transactions

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Net trading income
Rates related business	859	443	698
Credit related business	317	241	105

	1,176	684	803

Net investment income
Cumulative gain from disposal of available for sale assets/investment securities	87	129	70
Dividend income	13	11	6
Net income from financial instruments designated at fair value	175	—	—
Income from assets backing insurance policies	—	581	136
Other investment income	98	(7)	101

	373	714	313

Most of the Group’s trading income is generated in Barclays Capital.

Trading income increased 46% (£373m) to £1,176m (2004: £803m) due to strong performances across the Rates and Credit businesses, in particular from commodities, foreign exchange, structured capital markets and credit derivatives. This was driven by higher volumes of client led activity across a broad range of products and geographic regions and the return on prior year headcount investment.

Net investment income rose by 19% (£60m) to £373m (2004: £313m) reflecting gains on the disposals of short term investments and fair value movements.

Following the application of IAS 39 at 1st January 2005, certain assets and liabilities have been designated at fair value. Fair value movements on these items of £175m are taken to net investment income. Fair value movements on insurance assets included within this category contributed £149m.

From 1st January 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. This has resulted in investment income and the corresponding movement in investment contract liabilities being presented on a net basis within other income. In 2004, all contracts were accounted for as insurance contracts and the gross income relating to these contracts was reported as income from assets backing insurance policies.

BARCLAYS PLC

FINANCIAL REVIEW

Net premiums from insurance contracts

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Gross premiums from insurance contracts	385	519	550
Premiums ceded to reinsurers	(14)	(13)	(14)

Net premiums from insurance contracts	371	506	536

The change in accounting for investment contracts results in a substantial decline in reported net premiums from insurance contracts in the Wealth Management - closed life assurance activities and International Retail and Commercial Banking businesses. There is a corresponding decline in net claims and benefits on insurance contracts.

Other income

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	6,885
Increase in liabilities held in respect of linked liabilities to customers under investment contracts	(6,885)
Property rentals	25	28	18
Other income	24	47	38

	49	75	56

In accordance with IAS 39, from 1st January 2005, asset management products offered to institutional pension funds by Barclays Global Investors are recognised as investment contracts. This results in a substantial increase in the fair value of assets held in respect of linked liabilities to customers under investment contracts and the related liabilities compared to the increase which has followed the change in accounting for investment contracts in the Wealth Management – closed life assurance activities and International Retail and Commercial Banking businesses.

BARCLAYS PLC

FINANCIAL REVIEW

Net claims and benefits paid on insurance contracts

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Gross claims and benefits paid on insurance contracts	296	880	395
Reinsurers’ share of claims paid	(9)	(10)	(6)

Net claims and benefits paid on insurance contracts	287	870	389

The change in accounting for investment contracts results in a substantial decline in reported net claims and benefits paid on insurance contracts in Wealth Management - closed life assurance activities and International Retail and Commercial Banking. There is a corresponding decline in net premiums from insurance contracts.

BARCLAYS PLC

FINANCIAL REVIEW

Impairment charges and other credit provisions

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Impairment charges
The charges for the period in respect of impairment for loans and advances comprise:
- New and increased	945	927	828
- Releases	(134)	(267)	(129)
- Recoveries	(98)	(140)	(115)
Total impairment charges	713	520	584

Other credit provisions
Charges for the period in respect of provision for undrawn contractually committed facilities and guarantees provided	(7)	(16)	5

Total impairment charges and other credit provisions	706	504	589

Period-on-period comparison is affected by the adoption of IAS 39 on 1st January 2005, which has changed the absolute value and calculation basis of the impairment charges and Potential Credit Risk Loans (PCRLs).

The high level of household indebtedness in the UK and lower discretionary incomes have led to strains on household budgets and resulted in a deterioration in consumer credit risk. Wholesale and corporate credit conditions remained satisfactory though loan markets were very competitive.

Overall, an increase in retail impairment charges was partly offset by lower wholesale impairment charges, resulting in impairment charges for the half-year of £706m (2004: £589m). As a percentage of period-end total non-trading loans and advances, impairment charges on an annualised basis were 0.51% (2004: 0.53%).

Retail impairment charges increased to £582m (2004: £417m), accounting for over 80% of the Group’s impairment charges and amounting to 1.06% (2004: 0.83%) of the period-end total non-trading loans and advances. The increase was predominantly in the UK cards portfolio. The mortgage impairment charge was low. There was some deterioration in mortgage arrears though they remain low and below the level of mid-2003.

In the wholesale and corporate businesses, impairment charges declined to £131m (2004: £161m). The decrease occurred largely in UK Business Banking which included a number of recoveries. Wholesale and corporate impairment charges were 0.16% (2004: 0.26%) of period-end total non-trading loans and advances.

In the second half of 2004, the credit loss was reduced by a number of one-off items, including an exceptional recovery of £57m in UK Business Banking and a release of mortgage provisions of £40m. The absence of such items means that the increase in the impairment charge in the first half of 2005 relative to the second half of 2004 appears greater than the increase in the underlying trends.

BARCLAYS PLC

FINANCIAL REVIEW

Operating expenses

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Staff costs (refer to page 39)	2,854	2,720	2,507
Administrative expenses	1,382	1,553	1,213
Depreciation	152	156	141
Amortisation of intangible assets	17	13	9
Impairment loss - intangible assets	—	5	4
Operating lease rentals	137	115	100

	4,542	4,562	3,974

Operating expenses increased 14% (£568m) to £4,542m (2004: £3,974m).

Administrative expenses increased 14% (£169m) to £1,382m (2004: £1,213m) principally as a result of higher business activity in Barclays Capital and Barclays Global Investors and the inclusion of Juniper in Barclaycard. There was a strong focus on cost control, particularly in UK Retail Banking.

Amortisation of intangible assets increased £8m to £17m (2004: £9m), primarily due to the acquisition of Juniper in December 2004.

Operating lease rentals increased by £37m to £137m (2004: £100m) as a consequence of the double occupancy costs associated with the head office relocation to Canary Wharf.

The Group cost:income ratio remained steady at 57%. This reflected improved productivity in UK Banking, Barclays Global Investors and Wealth Management, offset by increases in Barclays Capital, Barclaycard and International Retail and Commercial Banking, reflecting increased investment.

The Group cost:net income ratio was 63% (2004: 62%).

BARCLAYS PLC

FINANCIAL REVIEW

Staff costs

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Salaries and accrued incentive payments	2,256	2,124	1,974
Social security costs	197	172	167
Pension costs
- defined contribution plans	40	39	53
- defined benefit plans	156	126	109
Other post retirement benefits	13	16	13
Other	192	243	191

	2,854	2,720	2,507

Included in salaries and accrued incentive payments is £130m (half-year ended 31st December 2004: £115m; half-year ended 30th June 2004: £89m) arising from equity settled share based payments.

Staff costs increased by 14% (£347m) to £2,854m (2004:£2,507m).

Salaries and accrued incentive payments rose by 14% (£282m) to £2,256m (2004: £1,974m), primarily due to increased headcount in Barclays Capital and performance related payments primarily in Barclays Capital and Barclays Global Investors.

Pension costs comprise all UK and international pension schemes. Included in pension costs is a charge of £155m (2004: £140m) in respect of the Group’s main UK pension schemes.

BARCLAYS PLC

FINANCIAL REVIEW

	Half-year ended
	30.06.05	31.12.04	30.06.04
Staff numbers:
UK Banking	40,700	41,800	40,700
UK Retail Banking	32,900	34,400	33,500
UK Business Banking	7,800	7,400	7,200
Barclays Capital	8,300	7,800	6,900
Barclays Global Investors	2,100	1,900	1,900
Wealth Management	7,200	7,200	7,100
Barclaycard	7,200	6,700	6,600
International Retail and Commercial Banking	12,400	12,100	12,000
Head office functions and other operations	900	900	1,000

Total Group permanent and contract staff worldwide	78,800	78,400	76,200
Temporary and agency staff worldwide	4,300	4,300	5,600

Total including temporary and agency staff	83,100	82,700	81,800

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and contract staff comprise 59,200 (31st December 2004: 60,000) in the UK and 19,600 (31st December 2004: 18,400) internationally.

Since 31st December 2004, permanent and contract staff numbers increased by 400. The implementation of restructuring programmes resulted in a decrease of 800 staff, which was offset by the recruitment of additional staff throughout the Group.

UK Banking staff numbers fell by 1,100 to 40,700 (31st December 2004: 41,800), reflecting the cost management programme in UK Retail Banking offset by an increase in UK Business Banking frontline staff and the inclusion of 200 Iveco Finance staff.

Barclays Capital staff numbers rose by 500 to 8,300 (31st December 2004: 7,800), reflecting the continued expansion of the business. Barclays Global Investors increased staff numbers in line with business growth plans to 2,100 (31st December 2004: 1,900).

Barclaycard staff numbers rose by 500 to 7,200 (31st December 2004: 6,700), reflecting growth in Juniper and an increase in customer facing staff, particularly in partnership activities.

International Retail and Commercial Banking increased staff numbers by 300 to 12,400 (31st December 2004: 12,100), mainly due to growth in continental Europe.

Head office functions and other operations staff numbers remained stable at 900 (31st December 2004: 900).

The number of staff who were under notice at 30th June 2005, was 1,700.

BARCLAYS PLC

FINANCIAL REVIEW

Share of results of associates and joint ventures (after tax)

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Profit from joint ventures	1	—	—
Profit from associates	15	42	14

	16	42	14

Profit from associates in the first half of 2005 primarily relates to the investment in FirstCaribbean.

Tax

The charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2005 (full-year 2004: 30%). The effective rate of tax for the first half of 2005 was 26.7% (2004: 26.3%). This excludes tax on associates and joint ventures whose results are stated on an after tax basis. This is lower than the standard rate due to the beneficial effects of lower tax on overseas income and certain non-taxable gains.

Profit attributable to minority interests

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Preference shares	33	2	—
Reserve capital instruments	65	—	—
Upper Tier 2 instruments	7	—	—
Other minority interests	29	25	20

	134	27	20

Profit attributable to minority interests has increased due to the inclusion of reserve capital instruments within minority interests in accordance with IAS 39, together with an increase in the preference share capital of subsidiary undertakings and the related dividends payable.

Other minority interests include the share of earnings in Barclays Global Investors attributable to employee shareholders.

BARCLAYS PLC

FINANCIAL REVIEW

Earnings per share

	Half-year ended
	30.06.05	31.12.04	30.06.04
Profit attributable to the members of Barclays PLC	£1,841m	£1,456m	£1,798m
Basic weighted average number of shares in issue	6,337m	6,341m	6,421m
Potential ordinary shares[1]	38m	32m	31m

Diluted weighted average number of shares	6,375m	6,373m	6,452m

	p	p	p
Basic earnings per ordinary share	29.1	23.0	28.0

Diluted earnings per ordinary share	28.9	22.8	27.9

Dividends on ordinary shares

The Board has decided to pay, on 3rd October 2005, an interim dividend for the year ending 31st December 2005 of 9.2p per ordinary share, for shares registered in the books of the Company at the close of business on 19th August 2005. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2004/2005 tax year in mid-October 2005.

The amount payable for the 2005 interim dividend is £582m (half-year ended 31st December 2004: £1,010m; half-year ended 30th June 2004: £528m). This amount excludes £12m payable on shares held by employee benefit trusts (half-year ended 31st December 2004: £7m; half-year ended 30th June 2004: £3m). Dividends payable are no longer accrued but rather are recognised when they are paid.

For qualifying US and Canadian resident ADR holders, the interim dividend of 9.2p per ordinary share becomes 36.8p per ADS (representing four shares). The ADR depositary will mail the dividend on 3rd October 2005 to ADR holders on the record on 19th August 2005.

For qualifying Japanese shareholders, the interim dividend of 9.2p per ordinary share will be distributed in mid-October to shareholders on the record on 19th August 2005.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, Share Dividend Team, The Causeway, Worthing, West Sussex, BN99 6DA; or, by telephoning 0870 609 4535. The completed form should be returned to The Plan Administrator on or before 12th September 2005 for it to be effective in time for the payment of the interim dividend on 3rd October 2005. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

[1]	Potential ordinary shares reflect the dilutive effect of share options outstanding.

BARCLAYS PLC

Analysis of amounts included in the balance sheet

Capital resources

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Shareholders’ equity excluding minority interests	16,099	15,287	15,870	14,978

Preference shares	2,971	690	690	—
Reserve capital instruments	1,929	1,907
Upper Tier 2 instruments	586	586
Other minority interests	200	147	204	178
Minority interests	5,686	3,330	894	178

Total shareholders’ equity	21,785	18,617	16,764	15,156
Loan capital	11,309	10,606	12,277	12,468

	33,094	29,223	29,041	27,624

The authorised share capital of Barclays PLC is £2,500m (2004: £2,500m) comprising 9,996 million (2004: 9,996 million) ordinary shares of 25p shares and 1 million (2004: 1 million) staff shares of £1 each. Called up share capital comprises 6,461 million (December 2004: 6,454 million; June 2004: 6,447 million) ordinary shares of 25p each and 1 million (2004: 1 million) staff shares of £1 each.

Total capital resources increased since 1st January 2005 by £3,871m to £33,094m.

Shareholders’ equity excluding minority interests increased by £812m since 1st January 2005. The increase included profits attributable to shareholders of £1,841m, available for sale movements of £60m, £32m of proceeds from shares issued, cashflow hedge movements of £26m, tax credits of £26m and foreign exchange movements of £23m and other movements of £31m. These were offset by dividends of £1,017m1, increases in ESOP shares of £120m and tax adjustments of £90m.

Loan capital rose by £703m reflecting raisings of £1,011m, fair value uplift of £156m and exchange rate movements of £41m offset by redemptions of £458m, accrued interest of £44m and amortisation of issue expenses of £3m.

Minority interests increased by £2,356m since 1st January 2005 primarily reflecting the issue of preference shares during the first six months of 2005:

•	140,000 preference shares of Euro 100 each (€1.4bn; £978m) with a 4.75% dividend

•	100,000 preference shares of US$100 each (US$1.0bn; £551m) with a 6.278% dividend

•	75,000 preference shares of £100 each (£750m) with a 6% dividend

The impact of IAS 32 resulted in the reclassification of certain capital instruments from debt to minority interests. This accounts for substantially all of the increase in minority interests between 31st December 2004 and 1st January 2005.

[1]	This amount includes £7m dividend on shares held by employee benefit trusts.

BARCLAYS PLC

Capital ratios

Weighted risk assets and capital resources, as defined for supervisory purposes by the Financial Services Authority (FSA), comprise:

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Weighted risk assets:
Banking book
On-balance sheet	159,927	148,328	148,621	138,021
Off-balance sheet	30,090	28,191	26,741	23,894
Associated undertakings and joint ventures	3,299	3,020	3,020	3,386

Total banking book	193,316	179,539	178,382	165,301

Trading book
Market risks	26,432	22,106	22,106	20,338
Counterparty and settlement risks	22,658	18,113	18,113	17,694

Total trading book	49,090	40,219	40,219	38,032

Total weighted risk assets	242,406	219,758	218,601	203,333

Capital resources:
Tier 1
Called up share capital	1,616	1,614	1,614	1,613
Eligible reserves	15,544	14,933	15,670	15,245
Minority interests[1]	5,237	2,824	2,890	2,227
Tier one notes[2]	957	920	920	951
Less: intangible assets	(4,880)	(4,747)	(4,432)	(4,427)

Total qualifying Tier 1 capital	18,474	15,544	16,662	15,609

Tier 2
Revaluation reserves	25	25	25	25
Collectively assessed impairment allowances	2,067	2,046
General Provisions			564	713
Minority Interests	494	397	—	—
Qualifying subordinated liabilities[3]
Undated loan capital	3,210	3,176	3,573	3,595
Dated loan capital	6,560	5,647	5,647	5,773
Other	—	3	2	2

Total qualifying Tier 2 capital	12,356	11,294	9,811	10,108

Tier 3: short term subordinated liabilities[3]	—	286	286	267

Less: Supervisory deductions:
Investments not consolidated for supervisory purposes	(696)	(781)	(1,047)	(923)
Other deductions	(713)	(496)	(496)	(343)

	(1,409)	(1,277)	(1,543)	(1,266)

Total net capital resources	29,421	25,847	25,216	24,718

Tier 1 ratio	7.6%	7.1%	7.6%	7.7%
Risk asset ratio	12.1%	11.8%	11.5%	12.2%

[1]	Includes Reserve Capital Instruments of £1,679m (01.01.05: £1,627m; 31.12.04: £1,627m; 30.06.04: £1,656m).
[2]	Tier one notes are included in undated loan capital in the consolidated balance sheet.
[3]	Subordinated liabilities are included in Tiers 2 or 3, subject to limits laid down in the supervisory requirements.

BARCLAYS PLC

Capital ratios (continued)

Capital ratios strengthened from 1st January 2005 with the addition of £3.6bn in net total capital resources. This more than offset the growth in weighted risk assets. The risk asset ratio increased 30 basis points and the Tier 1 capital ratio increased 50 basis points.

Tier 1 capital rose £2.9bn, including retained profit of £0.8bn. In accordance with IFRS, no amount has been provided for the 2005 interim dividend which will impact the capital ratios when paid. Minority interests increased £2.4bn primarily due to the issuance of £2.3bn of preference shares by Barclays Bank PLC. This increase included funding for balance sheet growth and for the acquisition of a majority stake in Absa which closed subsequent to the half-year end. Tier 2 capital increased £1.1bn largely due to the issue of loan stock. The Tier 3 debt matured in April 2005.

The increase in weighted risk assets since 1st January 2005 comprised a rise of £13.8bn in the Banking book and a rise of £8.9bn in the Trading book.

A reconciliation of accounting capital to regulatory capital is as follows:

	30.06.05	01.01.05
	£m	£m
Shareholders’ equity excluding minority interests	16,099	15,287
Available for sale reserve	(374)	(314)
Cashflow hedging reserve	(328)	(302)
Defined benefit pension scheme	1,401	1,252
Additional companies in regulatory consolidation and non-consolidated companies	5	266
Foreign exchange on Reserve Capital Instruments and Upper Tier 2 loan stock	390	459
Other adjustments	(33)	(101)

Called up share capital and eligible reserves for regulatory purposes	17,160	16,547

The difference between shareholders’ equity excluding minority interests and called up share capital and eligible reserves for regulatory purposes, arises from the treatment of regulatory capital versus the treatment of accounting capital.

The available for sale reserve in respect of debt instruments is reversed for regulatory capital purposes. Equity net losses are written back but net gains are included in Tier 2 capital. The effect of cashflow hedging is eliminated from the calculation of regulatory capital.

For regulatory capital purposes the defined benefit pension scheme post tax deficit is replaced with a liability calculated for regulatory purposes.

For regulatory capital purposes the Reserve Capital Instruments and Upper Tier 2 loan stock are converted to sterling at the exchange rates ruling at the reporting date rather than the exchange rates at issue date which are used for financial reporting.

BARCLAYS PLC

Total assets and weighted risk assets

Total assets increased 19% to £850.1bn (1st January 2005: £715.6bn). Weighted risk assets increased 10% to £242.4bn (1st January 2005: £219.8bn). Securitised assets are excluded from weighted risk assets but included in total assets.

UK Banking total assets increased 4% to £134.3bn (1st January 2005: £128.6bn). Weighted risk assets increased 8% to £100.4bn (1st January 2005: £92.6bn).

UK Retail Banking total assets decreased 2% to £67.5bn (1st January 2005: £69.1bn). This was mainly attributable to lower period end UK residential mortgage balances. Weighted risk assets decreased 2% to £37.0bn (1st January 2005: £37.8bn).

UK Business Banking total assets increased 12% to £66.8bn (1st January 2005: £59.5bn). Weighted risk assets increased 16% to £63.3bn (1st January 2005: £54.8bn), reflecting strong growth in lending balances. The acquisition of a 51% stake in Iveco Finance, completed in June, increased total assets and weighted risk assets by £1.8bn.

Barclays Capital total assets increased 25% to £566.7bn (1st January 2005: £454.4bn), due to the impact of market movements on derivatives financial instruments and growth in settlement balances and debt securities, as the expansion of the business continued. Weighted risk assets increased 14% to £90.8bn (1st January 2005: £79.5bn), reflecting increased business volumes and expansion of the credit derivatives business to meet client demand.

Barclays Global Investors total assets increased 12% to £68.6bn (1st January 2005: £61.2bn) due to growth in asset management products held on the balance sheet. Equal and offsetting balances are reflected within liabilities to customers. Weighted risk assets rose 25% to £1.5bn (1st January 2005: £1.2bn), primarily driven by growth in the securities lending business.

Wealth Management total assets increased 2% to £5.2bn (1st January 2005: £5.1bn). Weighted risk assets increased 10% to £4.6bn (1st January 2005: £4.2bn) reflecting the growth in lending balances.

Barclaycard total assets increased 4% to £23.8bn (1st January 2005: £22.9bn). Weighted risk assets were in line at £21.7bn (1st January 2005: £21.6bn).

International Retail and Commercial Banking total assets increased 3% to £29.5bn (1st January 2005: £28.7bn) and weighted risk assets increased 4% to £19.4bn (1st January 2005: £18.7bn).

Head office and other operations total assets increased 192% to £10.8bn (1st January 2005: £3.7bn), excluding goodwill. The increase includes assets acquired for hedging purposes and cash raised from preference share issues during the period relating to the funding for the acquisition of Absa which closed in July. Weighted risk assets increased 116% to £4.1bn (1st January 2005: £1.9bn) reflecting assets held for hedging purposes.

BARCLAYS PLC

Economic capital

Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within seven risk categories: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity.

The Group regularly enhances its economic capital methodology and benchmarks outputs to external reference points. During 2004, the framework was enhanced to reflect default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus seeking to remove cyclicality from the capital calculation. The framework also adjusts capital to reflect time horizon, correlation of risks and risk concentrations.

Economic capital is allocated on a consistent basis across all of Barclays businesses and risk activities. A single cost of equity is applied to calculate the cost of risk. Capital allocations are adjusted to reflect varying levels of risk.

The total average economic capital required by the Group, as determined by risk assessment models and after considering the Group’s estimated diversification benefits, is compared with the supply of capital to evaluate capital utilisation. Supply of economic capital is calculated as the average available shareholders’ equity after adjustment and including preference shares.

The economic capital methodology will form the basis of the Group’s submission for the Basel II Internal Capital Adequacy Assessment Process (ICAAP).

Capital demand

The average demand for capital from the Group’s businesses via the economic capital framework is set out below:

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
UK Banking	5,150	4,800	4,450
UK Retail Banking	2,250	2,200	2,150
UK Business Banking	2,900	2,600	2,300
Barclays Capital	2,400	2,100	2,050
Barclays Global Investors	150	150	150
Wealth Management	400	350	300
Wealth Management - closed life assurance activities	50	100	100
Barclaycard	2,650	2,500	2,450
International Retail and Commercial Banking	1,100	1,000	1,000
Head office functions and other operations[1]	200	200	200

Business unit economic capital	12,100	11,200	10,700
Capital held at Group centre[2]	1,600	1,500	1,300

Economic capital requirement (excluding goodwill)	13,700	12,700	12,000
Average historic goodwill[3]	5,800	5,650	5,550

Total economic capital requirement	19,500	18,350	17,550

[1]	Includes Transition Businesses and capital for central functional risks.
[2]	The Group’s practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.
[3]	Average goodwill relates to purchased goodwill and intangibles from business acquisitions.

BARCLAYS PLC

UK Retail Banking economic capital allocation increased £50m to £2.25bn. The impact of growth was offset by a risk transfer transaction within UK mortgages. UK Business Banking economic capital allocation increased £300m to £2.9bn as a consequence of asset growth and the addition of the Iveco Finance business.

Barclays Capital economic capital increased by £300m to £2.4bn reflecting underlying growth in loan and derivative portfolios and the Group-wide annual recalibration of business and operational risk economic capital.

Wealth Management ongoing business economic capital allocation increased £50m to £400m as a consequence of general growth across all businesses and the recalibration of business and operational risk economic capital.

Wealth Management - closed life assurance activities economic capital allocation reduced £50m to £50m reflecting the impact of IFRS removing the volatility associated with embedded value accounting.

Barclaycard economic capital allocation increased by £150m to £2.65bn, due to growth in outstandings and the acquisition of Juniper.

International Retail and Commercial Banking economic capital allocation increased by £100m to £1.1bn due to the Group-wide annual recalibration of business and operational risk economic capital together with growth exposure in Africa and Spain.

Capital held at the Group centre rose £100m to £1.6bn, as a result of the increase in available funds to support economic capital (see Capital supply).

Capital supply

The Group has determined that the impacts of IFRS should be modified in calculating available funds for economic capital. This applies specifically to:

•	Cashflow hedge reserve - to the extent that the Group undertakes the hedging of future cash flows, shareholders’ equity will include gains and losses which will be offset at the conclusion of the future hedged transaction. Given the future offset of such gains and losses, they are excluded from shareholders’ equity upon which the capital charge is based.

•	Available for sale reserve - unrealised gains and losses on such securities are included in shareholders’ equity until disposal or impairment. Such gains and losses will be excluded from shareholders’ equity for the purposes of calculating the capital charge. Realised gains and losses and any impairment charges recorded in the income statement will impact economic profit.

•	Pension liability - the Group has recorded a deficit with a consequent reduction in shareholders’ equity. This represents a non-cash reduction in shareholders’ equity. For the purposes of deriving the capital charge, the Group will not deduct the pension deficit from shareholders’ equity upon which the capital charge is based, a policy that is also followed for regulatory purposes.

The capital resources to support economic capital comprise adjusted shareholders’ equity including preference shares but excluding other minority interests. Preference shares have been issued to optimise the long-term capital base of the Group.

BARCLAYS PLC

The average supply of capital to support the economic capital framework is set out below1:

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Shareholders’ equity excluding minority interests, less goodwill[2]	11,000	10,600	10,300
Pension liability	1,500	1,750	1,700
Cashflow hedge reserve	(250)
Available for sale reserve	(300)
Preference shares	1,750	350	—

Available funds for economic capital excluding goodwill	13,700	12,700	12,000
Average historic goodwill[2]	5,800	5,650	5,550

Available funds for economic capital	19,500	18,350	17,550

[1]	Averages for the period will not correspond to period-end balances disclosed in the balance sheet. Numbers are independently rounded to the nearest £50m for presentational purposes only.
[2]	Average goodwill relates to purchased goodwill and intangibles from business acquisitions.

BARCLAYS PLC

Economic profit

Economic profit comprises:

•	Profit after tax and minority interests; less

•	Capital charge (average shareholders’ equity excluding minority interests multiplied by the Group cost of capital).

The Group cost of capital has been applied at a uniform rate of 9.5%. Prior periods have been restated on a comparable basis.

The Group uses economic profit, a non-GAAP measure, as a key indicator of performance because it believes that it provides important discipline in decision making. The Group believes that economic profit encourages both profitable growth and the efficient use of capital.

The economic profit for the Group is set out below:

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Profit after tax and minority interests	1,841	1,456	1,798
Addback of amortisation charged on acquired intangible assets	7	6	—

Profit for economic profit purposes	1,848	1,462	1,798
Average shareholders’ equity for economic profit purposes[1]	17,750	18,000	17,550

Capital charge at 9.5%	(844)	(858)	(834)

Economic profit	1,004	604	964

[1]	Average ordinary shareholders’ equity for Group economic profit calculation is the sum of adjusted equity and reserves plus goodwill, but excludes preference shares.

BARCLAYS PLC

Economic profit generated by business

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
UK Banking	592	565	593
UK Retail Banking	256	183	290
UK Business Banking	336	382	303
Barclays Capital	346	230	291
Barclays Global Investors	129	108	87
Wealth Management	49	23	47
Wealth Management - closed life assurance activities	(8)	(79)	2
Barclaycard	115	148	202
International Retail and Commercial Banking	70	54	57
Head office functions and other operations	(19)	(138)	(8)

	1,274	911	1,271
Historic goodwill	(275)	(268)	(265)
Variance to average shareholders’ funds (excluding minority interest)	5	(39)	(42)

Economic profit	1,004	604	964

Economic profit for the Group increased 4% (£40m) to £1,004m (2004: £964m). The rise in economic profit was less than the increase in profit before tax due to the increased share of minority interests and the growth in average shareholders’ funds.

BARCLAYS PLC

Risk Tendency

As part of its credit risk management system, the Group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures in both wholesale and retail sectors. Risk Tendency provides statistical estimates of losses expected to arise within the next year based on averages in the ranges of possible losses expected from each of the current portfolios. This can be contrasted with impairment allowances required under accounting standards, which are based on losses known to have been incurred at the balance sheet date.

Since Risk Tendency and impairment allowances are calculated for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the quality and scale of the credit portfolios.

	As at
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
UK Banking	420	375	360
UK Retail Banking	160	150	150
UK Business Banking	260	225	210
Barclays Capital	75	70	80
Wealth Management	5	5	5
Barclaycard	980	860	810
International Retail and Commercial Banking	75	65	75
Transition Businesses	20	20	10

	1,575	1,395	1,340

Risk Tendency increased from £1,395m at 31st December 2004 to £1,575m, an increase of £180m (13%). The largest increase occurred in Barclaycard, which rose £120m to £980m. The increase reflects the deteriorating credit conditions in the UK credit card market. Risk Tendency increased in UK Business Banking due to the acquisition of the Iveco business and the growth in the loan book.

BARCLAYS PLC

ADDITIONAL INFORMATION

Basis of preparation

The Group will adopt the requirements of International Financial Reporting Standards and International Accounting Standards (collectively IFRS) for the first time for the purpose of preparing financial statements for the year ending 31st December 2005.

The Group issued an IFRS Transition Report on 11th May 2005 (‘the Transition Report’) that set out the restated 2004 comparatives and 2005 opening balance sheet and also provided the reconciliations required by IFRS and the provisional accounting policies expected to be applied in the preparation of the 2005 financial statements.

As explained in the Transition Report, the next annual financial statements of the Group will be prepared in accordance with accounting standards issued by the International Accounting Standards Board and adopted by the European Union. The financial information in this Interim Results Announcement has been prepared in accordance with the basis of preparation and provisional accounting policies included in the Transition Report (‘Basis of Preparation’) except for the use of the fair value option as explained below.

The accounting policies are consistent with those the Group intends to use in the next annual financial statements. As explained in the Basis of Preparation contained within the Transition Report there is, however, a possibility that some changes may be necessary when preparing the full annual financial statements for the first time in accordance with accounting standards issued by the International Accounting Standards Board and adopted by the European Union. The accounting standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations that will be applicable, and adopted for use in the European Union at 31st December 2005, are not known with certainty at the time of preparing this financial information.

The fair value option

At present, the EU endorsed version of IAS 39 ‘Financial Instruments: Recognition and Measurement’ does not permit non-trading financial liabilities to be designated at fair value through profit or loss. However, it is expected that the recent amendments to IAS 39 will result in the EU endorsing a revised version of the standard that will permit designations for both financial assets and liabilities in certain circumstances (‘the fair value option’). The relevant transitional arrangements are expected to permit designations in accordance with the fair value option to be made as at 1st January 2005 for companies adopting IFRS from that date. The 2005 interim financial information has been prepared on the basis that the fair value option has been used in the following circumstances:

a)	Financial assets backing insurance contracts and financial assets backing investment contracts are designated at fair value through profit or loss because the related liabilities have cash flows that are contractually based on the performance of the assets or the related liabilities are insurance contracts whose measurement incorporates current information. Fair valuing the assets significantly reduces the recognition inconsistencies that would arise if the financial assets were classified as available for sale.

b)	Financial assets, loans to customers, financial liabilities and structured notes are designated at fair value through profit or loss where they contain substantive embedded derivatives or where doing so significantly reduces measurement inconsistencies that would arise if the related economic hedging derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost.

BARCLAYS PLC

ADDITIONAL INFORMATION

Restatement of 1st January 2005 reconciliation as at 01.01.05 as previously published for use of the fair value option

The reconciliations for 1st January 2005 and the 2005 opening balance sheet information provided in the Transition Report have been restated as follows:

	As previously published	Restatement for fair value option	As at 01.01.05 as per revised reconciliation
	£m	£m	£m
Assets
Cash and balances at central banks	3,238	—	3,238
Items in the course of collection from other banks	1,772	—	1,772
Trading portfolio assets	113,241	(3,208)	110,033
Financial assets designated at fair value:
- held on own account	2,367	7,432	9,799
- held in respect of linked liabilities to customers under investment contracts	63,124	—	63,124
Derivative financial instruments	94,340	(129)	94,211
Loans and advances to banks	25,728	—	25,728
Loans and advances to customers	210,959	(3,700)	207,259
Available for sale financial investments	48,491	(394)	48,097
Reverse repurchase agreements and cash collateral on securities borrowed	139,574	—	139,574
Other assets	3,639	8	3,647
Insurance assets, including unit-linked assets	109	—	109
Investments in associates and joint ventures	429	—	429
Goodwill	4,518	—	4,518
Intangible assets	139	—	139
Property, plant and equipment	2,282	—	2,282
Prepayments and accrued income	—	—	—
Deferred tax assets	1,642	(1)	1,641

Total assets	715,592	8	715,600

BARCLAYS PLC

ADDITIONAL INFORMATION

Restatement of 1st January 2005 reconciliation as at 01.01.05 as previously published for use of the fair value option

	As previously published	Restatement for fair value option	As at 01.01.05 as per revised reconciliation
	£m	£m	£m
Liabilities
Deposits from banks	74,735	—	74,735
Items in the course of collection due to other banks	1,205	—	1,205
Customer accounts	194,488	(10)	194,478
Trading portfolio liabilities	59,114	—	59,114
Financial liabilities designated at fair value - held on own account	—	5,320	5,320
Liabilities to customers under investment contracts	64,609	—	64,609
Derivative financial instruments	95,218	(789)	94,429
Debt securities in issue	80,754	(4,600)	76,154
Repurchase agreements and cash collateral on securities lent	98,582	—	98,582
Other liabilities	9,859	10	9,869
Accruals and deferred income	—	—	—
Current tax liabilities	621	—	621
Insurance contract liabilities including unit-linked liabilities	3,596	—	3,596
Subordinated liabilities:
- Undated loan capital- non convertible	4,208	—	4,208
- Dated loan capital-convertible to preference shares	15	—	15
- Dated loan capital- non convertible	6,383	—	6,383
Deferred tax liabilities	1,365	32	1,397
Other provisions for liabilities	403	—	403
Retirement benefit liabilities	1,865	—	1,865

Total liabilities	697,020	(37)	696,983

Shareholders’ equity
Called up share capital	1,614	—	1,614
Share premium account	5,524	—	5,524
Less: Treasury shares	(119)	—	(119)
Available for sale reserve	314	—	314
Revaluation reserve	—	—	—
Cashflow hedging reserve	302	—	302
Capital redemption reserve	309	—	309
Other capital reserve	617	—	617
Translation reserve	(58)	—	(58)
Retained earnings	6,739	45	6,784

Shareholders’ equity excluding minority interests	15,242	45	15,287
Minority interests	3,330	—	3,330

Total shareholders’ equity	18,572	45	18,617

Total liabilities and shareholders’ equity	715,592	8	715,600

BARCLAYS PLC

ADDITIONAL INFORMATION

Group structure changes from 2004

The presentation of results by business differs from that provided in 2004 in the following respects:

•	International Retail and Commercial Banking and Wealth Management (formerly called Private Clients) are reported as completely separate business divisions and not aggregated, reflecting changes in management accountability.

•	The results for the Wealth Management - closed life assurance activities are provided separately from those for the rest of Wealth Management. The introduction of IFRS requires that the results of the closed life assurance activities are recorded on a line by line basis rather than the previous single line presentation. In order that the presentation of the underlying financial performance of Wealth Management is not distorted, it is considered appropriate to report the closed life assurance activity separately.

•	The 2004 results of Barclaycard and UK Retail Banking have been restated to reflect the 2005 change in allocation of branch network costs and insurance sales between the two divisions. This had the impact of increasing Barclaycard profit before tax by £59m and reducing UK Banking profit before tax by the same amount.

•	In order to comply with segmental reporting under IFRS, a new Income Statement has been prepared for ‘Head office functions and other operations’. This information was previously reported in an abbreviated format.

Acquisitions and disposals

On 1st June 2005, Barclays Asset and Sales Finance (‘BASF’) acquired a 51% share and controlling stake in Fiat’s Iveco Vehicle Finance Business. The transaction will expand BASF’s commercial vehicle expertise across Europe.

On 30th June 2005, EnterCard, the joint venture between Barclays Bank PLC and FöreningsSparbanken (also know as Swedbank), which was announced on 4th February 2005, began operations. Barclays Bank PLC has a 50% economic interest in the joint venture. EnterCard will provide credit cards in the Nordic market, initially in Sweden and Norway.

BARCLAYS PLC

ADDITIONAL INFORMATION

Change in accounting estimate

The Group has undertaken a review of the actual useful economic lives of property, plant and equipment. As a result of this review, the assumed useful economic lives of the costs of adaptation of freehold and leasehold property and equipment installed in freehold and leasehold property have increased from 10 to a range of 10-15 years. The useful economic lives of fixtures and fittings and other equipment have increased from 5 to a range of 5-10 years. This change in accounting estimate better reflects historical experience and has been applied prospectively from 1st January 2005. This has reduced the depreciation charge for the period to 30th June 2005 by £15m.

Hedge accounting

The element of ineffectiveness arising on hedges that qualify for hedge accounting is included in net interest income.

Share capital

The Group manages both its debt and equity capital actively. The Group’s authority to buy back ordinary shares was renewed at the 2005 Annual General Meeting.

Group share schemes

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

Filings with the SEC

The results will be furnished as a Form 6-K to the US Securities and Exchange Commission as soon as practicable following the publication of these results.

Other information

The interim report for the six months to 30th June 2005, including extracts from this announcement and the independent review report by the auditors, will be advertised in The Daily Telegraph and the Daily Mail on 6th August 2005. Copies will be available to the public at Barclays registered office and at its website www.investorrelations.barclays.co.uk.

BARCLAYS PLC

ADDITIONAL INFORMATION

Recent developments

On 9th May, 2005, Barclays announced the terms of an intended recommended acquisition of a majority stake of up to 60% in Absa Group Limited (‘Absa’). The acquisition comprised a scheme of arrangement and a partial offer to shareholders, which were interconditional. The Board of Directors of Absa voted unanimously to recommend the acquisition to shareholders. The South African Minister of Finance approved Barclays application to acquire a majority stake in Absa, and the acquisition has been endorsed by Absa’s black economic empowerment partner.

The Absa transaction closed on 27th July 2005. At closing, Barclays owned 53.96% of Absa. On 1st August 2005, Barclays acquired a further 14.5 million shares in Absa taking its ordinary shareholding to 56.1%, which affords Barclays voting control. The aggregate consideration for the investment in Absa was R31,087m (approximately £2.6 billion at an exchange rate of 11.96 as at 30th June 2005).

Naguib Kheraj and David Roberts joined the Boards of Absa and Absa Bank Ltd as non-executive Directors on 27th July 2005. Dominic Bruynseels, Chief Executive Officer of Barclays Africa and Middle East, joined the Absa Boards on 27th July 2005, as an executive Director. Dr Danie Cronjé, the Chairman of Absa, will join the Boards of Barclays PLC and Barclays Bank PLC as a non-executive Director on 1st September 2005.

The Absa transaction was financed from a combination of available resources and preference share finance. For Absa’s financial year-ended 31st March 2005, Absa reported an increase of 23% in profit before tax to R7,633m (year-ended 31st March 2004: R6,223m) and net assets as at the year-end of R23,737m.

On 11th July 2005 Barclays announced that it had acquired the wealth business of ING Securities Bank (France), consisting of ING Ferri and ING Private Banking on 1st July 2005. At 31st December 2004, the combined business of ING Ferri and ING Private Banking had net assets of approximately €10 million and assets under management of approximately €2.7 billion.

The Office of Fair Trading (OFT) has been investigating the level of default charges applied by the credit card industry since October 2003. These are fees charged when a customer pays late or goes over their credit limit. Barclaycard, along with other credit card issuers, has been cooperating with the investigation. The OFT issued a press release on 26th July 2005 stating that their provisional conclusion was that these fees are excessive and need to be reduced to be fair. The OFT have given Barclaycard, and seven other credit card companies, three months to provide suitable undertakings regarding the basis of future default charges or otherwise to address the concerns of the OFT. Barclays is considering the impact of the provisional finding on the credit card industry and Barclaycard, including steps to mitigate any financial impact for shareholders. Barclays will continue to work with the OFT to address its concerns over the next three months.

BARCLAYS PLC

NOTES (UNAUDITED)

1.	Assets held in respect of linked liabilities to customers under investment contracts/liabilities arising from investment contracts

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Non-trading financial instruments fair valued through profit and loss
- held in respect of linked liabilities	69,792	63,124
Cash and bank balances within the funds	1,816	1,485

	71,608	64,609

Liabilities to customers under investment contracts	71,608	64,609

This comprises assets under management held on behalf of clients, required to be recognised on the balance sheet under IAS 39.

2.	Derivative financial instruments

The tables set out below analyse the contract or underlying principal and the fair value of derivative financial instruments held for trading purposes and for the purposes of managing the Group’s structural exposures. Derivatives are measured at fair value and the resultant profits and losses from derivatives held for trading purposes are included in net trading income. Where derivatives are held for risk management purposes and when transactions meet the criteria specified in IAS 39, the Group applies hedge accounting as appropriate to the risks being hedged.

	As at 30.06.05
	Contract amount	Fair value
		Assets	(Liabilities)
	£m	£m	£m
Derivatives designated as held for trading
Foreign exchange derivatives	1,031,529	17,912	(17,174)
Interest rate derivatives	13,362,136	93,435	(91,197)
Credit derivatives	398,126	3,110	(2,897)
Equity and stock index and commodity derivatives	376,436	18,492	(20,815)

Total derivative assets/(liabilities) held for trading	15,168,227	132,949	(132,083)

Derivatives designated in hedge accounting relationships
Derivatives designated as cash flow hedges	22,839	283	(300)
Derivatives designated as fair value hedges	38,857	694	(401)
Derivatives designated as hedges of net investments	313	6	—

Total derivative assets/(liabilities) held for risk management	62,009	983	(701)

Total recognised derivative assets/(liabilities)	15,230,236	133,932	(132,784)

Total derivative notionals at 30th June 2005 have grown from 1st January 2005 due to significant increase in throughput of fixed income derivatives. This reflects the larger client base and clients increased use of Barclays’ electronic trading platforms in Europe and the US.

BARCLAYS PLC

2.	Derivative financial instruments (continued)

The Group’s total derivative asset and liability position as presented on the balance sheet is as follows:

	As at 30.06.05
	Contract Amount	Fair value
		Assets	(Liabilities)
	£m	£m	£m
Derivative assets/(liabilities) designated as held for trading	15,168,227	132,949	(132,083)
Derivative assets/(liabilities) designated in hedge accounting relationships	62,009	983	(701)

Total recognised derivative assets/(liabilities)	15,230,236	133,932	(132,784)

	As at 01.01.05
	Contract Amount	Fair value
		Assets	(Liabilities)
	£m	£m	£m
Derivative assets/(liabilities) designated as held for trading	12,381,890	92,490	(93,217)
Derivative assets/(liabilities) designated in hedge accounting relationships	89,894	1,721	(1,212)

Total recognised derivative assets/(liabilities)	12,471,784	94,211	(94,429)

BARCLAYS PLC

3.	Loans and advances to banks

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
By geographical area
United Kingdom	6,026	5,813	3,949	4,877
Other European Union	11,992	4,274	1,813	5,547
United States	9,180	8,459	7,668	6,067
Rest of the World	8,039	7,206	6,150	7,041

Total non-trading	35,237	25,752	19,580	23,532
Reverse repurchase agreements[1]			61,075	59,510
Less: Allowance for impairment/provision	(12)	(24)	(23)	(8)

	35,225	25,728	80,632	83,034

The geographic presentation is based on the location of the customer. In previous publications, the geographic presentation was based on the location of the office recording the transaction.

Of the total loans and advances to banks, placings with banks were £21.1bn at 30th June 2005 (31st December 2004: £66.7bn; 30th June 2004: £71.2bn). Placings with banks have decreased primarily due to the reclassification of reverse repurchase agreements, in accordance with IAS 39.

[1]	Reverse repurchase agreements are now disclosed separately on the face of the balance sheet.

BARCLAYS PLC

4.	Loans and advances to customers

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Retail business	109,566	108,506	106,296	100,307
Wholesale business	130,385	101,366	100,497	99,298

Total non-trading	239,951	209,872	206,793	199,605
Reverse repurchase agreements[1]			58,304	55,291
Less: Allowances for impairment/provisions	(2,828)	(2,613)	(2,688)	(2,843)

Total loans and advances	237,123	207,259	262,409	252,053

By geographical area
United Kingdom	165,382	148,197	146,248	144,827
Other European Union	35,479	26,350	26,210	24,863
United States	22,588	21,813	20,982	18,062
Rest of the World	16,502	13,512	13,353	11,853

Total non-trading	239,951	209,872	206,793	199,605
Reverse repurchase agreements[1]			58,304	55,291
Less: Allowance for impairment/provisions	(2,828)	(2,613)	(2,688)	(2,843)

	237,123	207,259	262,409	252,053

By industry
Financial institutions	44,791	36,865	29,148	33,377
Agriculture, forestry and fishing	2,426	2,247	2,243	2,306
Manufacturing	12,717	9,477	8,422	8,368
Construction	4,478	3,637	3,389	2,697
Property	7,797	5,747	8,577	9,426
Energy and water	4,976	3,194	2,534	3,217
Wholesale and retail distribution and leisure	13,844	11,897	10,928	10,050
Transport	5,169	3,812	3,461	3,671
Postal and communication	1,164	828	678	581
Business and other services	28,721	20,924	19,004	15,751
Home loans[2]	75,435	78,030	77,673	73,284
Other personal	30,287	27,400	25,952	24,167
Overseas customers[3]			8,973	6,893
Finance lease receivables	8,146	5,814	5,811	5,817

Non-trading	239,951	209,872	206,793	199,605
Reverse repurchase agreements[2]			58,304	55,291
Less: Allowance for impairment/provisions	(2,828)	(2,613)	(2,688)	(2,843)

Total loans and advances to customers	237,123	207,259	262,409	252,053

The geographic presentation of loans and advances is based on the location of the customer. In previous publications, it was based on the location of the office recording the transaction.

[1]	Reverse repurchase agreements are now disclosed separately on the face of the balance sheet.
[2]	Excludes commercial property mortgages.
[3]	Overseas customers are now classified as part of other industry segments.

BARCLAYS PLC

4.	Loans and advances to customers (continued)

In 2005, total loans and advances have decreased primarily due to the reclassification of reverse repurchase agreements, in accordance with IAS 39.

The industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which that subsidiary operates even though the parent’s predominant business may be a different industry.

BARCLAYS PLC

5.	Allowance for impairment on loans and advances/provisions for bad and doubtful debts

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
At beginning of period[1]	2,637	2,851	2,946
Acquisitions and disposals	23	21	—
Exchange and other adjustments	33	(8)	(25)
Amounts written off (see below)	(664)	(813)	(769)
Recoveries (see below)	98	140	115
Amounts charged against profit (see below)	713	520	584

At end of period	2,840	2,711	2,851

Amounts written off
United Kingdom	(620)	(692)	(588)
Other European Union	(16)	(36)	(27)
United States	(24)	(30)	(20)
Rest of the World	(4)	(55)	(134)

	(664)	(813)	(769)

Recoveries
United Kingdom	65	121	96
Other European Union	4	—	9
United States	6	8	6
Rest of the World	23	11	4

	98	140	115

Impairment/provisions charged against profit:

New and increased impairment allowances/provisions
United Kingdom	827	780	578
Other European Union	45	84	47
United States	37	35	50
Rest of the World	36	28	153

	945	927	828

Less: Releases of impairment allowance/provision
United Kingdom	(97)	(98)	(22)
Other European Union	(10)	(6)	(14)
United States	(23)	(10)	(4)
Rest of the World	(4)	(23)	(13)

	(134)	(137)	(53)

Recoveries	(98)	(140)	(115)

Impairment charged against profit/Net specific provisions charge	713	650	660
General provision (release)/charge		(130)	(76)

Net charge to profit[2]	713	520	584

[1]	Due to the adoption of IAS 32 and IAS 39 on 1st January 2005 and the consequent restatement of the impairment allowance, the period end value at 31st December 2004 does not correspond to the opening value at the beginning of 2005.
[2]	This excludes other credit provisions detailed on page 37.

BARCLAYS PLC

5.	Allowance for impairment on loans and advances/provisions for bad and doubtful debts (continued)

	As at
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Allowance/specific provisions
United Kingdom	2,174	1,683	1,700
Other European Union	282	149	99
United States	149	155	125
Rest of the World	235	160	214

Total allowance/specific provisions	2,840	2,147	2,138
General provisions		564	713

	2,840	2,711	2,851

The geographic analysis of provisions shown above is based on the location of the customer.

A reconciliation of UK GAAP provisions to IFRS impairment allowances is as follows:

£m
UK GAAP provision as at 31st December 2004	2,711
IFRS interest and fees not recognised	(157)
UK GAAP interest in suspense as at 31st December 2004	40
UK GAAP fees in suspense as at 31st December 2004	19
Additional impairment allowances resulting from the application of revised
calculation methodologies at 1st January 2005	24

IFRS impairment allowances as at 1st January 2005	2,637

BARCLAYS PLC

6.	Potential credit risk loans

The following tables present an analysis of potential credit risk loans (non-performing and potential problem loans).

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Potential credit risk loans
Summary
Non-accrual loans	2,104	2,052	2,115	2,235
Accruing loans where there is an expectation of ultimate write-off (either partial or full)	1,631	1,484	1,435	1,468
Accruing loans 90 days overdue, against which no allowances have been made	613	538	550	610

	4,348	4,074	4,100	4,313
Reduced rate loans	23	15	15	10

Total non-performing loans	4,371	4,089	4,115	4,323
Potential problem loans	731	795	798	884

Total potential credit risk loans	5,102	4,884	4,913	5,207

Geographical split
Non-accrual loans:
United Kingdom	1,585	1,449	1,509	1,630
Other European Union	140	240	243	135
United States	210	258	258	290
Rest of the World	169	105	105	180

Total	2,104	2,052	2,115	2,235

Accruing loans where there is an expectation of ultimate write-off (either partial or full)
United Kingdom	1,285	1,231	1,188	1,193
Other European Union	165	68	58	91
United States	27	26	26	—
Rest of the World	154	159	163	184

Total	1,631	1,484	1,435	1,468

Accruing loans 90 days overdue, against which no allowances have been made
United Kingdom	576	501	513	583
Other European Union	31	34	34	27
United States	1	1	1	—
Rest of the World	5	2	2	—

Total	613	538	550	610

BARCLAYS PLC

6.	Potential credit risk loans (continued)

	Half-year ended
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Reduced rate loans:
United Kingdom	—	2	2	10
Other European Union	7	—	—	—
United States	16	13	13	—
Rest of the World	—	—	—	—

Total	23	15	15	10

Total non-performing loans:
United Kingdom	3,446	3,183	3,212	3,416
Other European Union	343	342	335	253
United States	254	298	298	290
Rest of the World	328	266	270	364

Total	4,371	4,089	4,115	4,323

Potential problem loans:
United Kingdom	561	655	658	588
Other European Union	58	32	32	26
United States	43	27	27	191
Rest of the World	69	81	81	79

Total	731	795	798	884

Total potential credit risk loans:
United Kingdom	4,007	3,838	3,870	4,004
Other European Union	401	374	367	279
United States	297	325	325	481
Rest of the World	397	347	351	443

Total	5,102	4,884	4,913	5,207

	%	%	%	%
Allowance coverage of non-performing loans[1]:
United Kingdom	63.1	64.2	68.1	68.5
Other European Union	82.2	69.9	60.9	66.0
United States	58.7	53.7	57.0	49.3
Rest of the World	71.6	73.7	70.4	67.9

Total	65.0	64.5	66.9	67.0

	%	%	%	%
Allowance coverage of total potential credit risk loans[1]:
United Kingdom	54.3	53.2	56.5	58.4
Other European Union	70.3	63.9	55.6	59.9
United States	50.2	49.2	52.3	29.7
Rest of the World	59.2	56.5	54.1	55.8

Total	55.7	54.0	56.0	55.6

[1]	In 2004, the geographical coverage ratios include an allocation of general provisions.

BARCLAYS PLC

6.	Potential credit risk loans (continued)

Since 1st January 2005, non-performing loans (NPLs) have increased 7% to £4,371m (1st January 2005: £4,089m). The increase occurred in the retail businesses with wholesale and corporate NPLs remaining flat. Potential problem loans (PPLs) decreased 8% from the beginning of the year to £731m (1st January 2005: £795m). Retail PPLs increased but this was more than offset by the decline in the level of wholesale and corporate PPLs. The increase in the Potential Credit Risk Loans (PCRLs) occurred mainly in the UK.

The value of PCRLs at 31st December 2004 was restated for the adoption of IFRS on 1st January 2005. This restatement has not been applied to the numbers for 30th June 2004 and, as a consequence, these numbers are not comparable with the current values. In addition, due to improved modelling, PCRLs in the mortgage business have been restated. The restatement has been applied to the prior periods shown, causing increases of £226m at 30th June 2004 and £172m at 31st December 2004 and at 1st January 2005. This restatement does not reflect changes in credit quality but arises from the extension of Group methodology to the mortgage portfolios which were previously estimated on a different basis.

Coverage of NPLs by the stock of impairment allowances increased to 65.0% (1st January 2005: 64.5%). Coverage of PCRLs rose to 55.7% (1st January 2005: 54.0%).

7.	Available for sale financial investments

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Debt securities	59,227	46,059
Equity securities	848	675
Treasury bills	1,065	1,143
Other eligible bills	3	220

	61,143	48,097	—	—

As at 1st January 2005, financial instruments have been classified and measured in accordance with IAS 39. In general, investment securities held under UK GAAP have been classified as available for sale under IFRS.

BARCLAYS PLC

8.	Other assets

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Sundry debtors	2,789	3,042	3,711	3,629
Prepayments	530	415	467	410
Balances arising from off-balance sheet instruments			18,174	14,000
Accrued income	172	190	3,563	3,305

	3,491	3,647	25,915	21,344

As at 1st January 2005, balances arising from off-balance sheet instruments were reclassified to derivative financial instruments.

Also from 1st January 2005, accrued income no longer includes accrued interest, which is included in the loan balances as part of the effective interest rate calculation.

9.	Insurance assets, including unit-linked assets

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Reinsurer’s share of provisions	107	109	109	105
Assets held to cover linked liabilities			5,870	5,836
Assets held to cover non-linked liabilities			2,597	2,224

	107	109	8,576	8,165

In 2005, investment and insurance contracts are separately accounting for in accordance with IAS 39 and IFRS 4. At 1st January 2005, this has resulted in the majority of the assets within the life assurance businesses being classified as financial assets designated at fair value. These assets are held both in respect of linked liabilities to customers under investment contracts and also held on own account. In 2004, assets held to cover linked liabilities and provision for linked liabilities were aggregated and reported as insurance assets and insurance contract liabilities.

10.	Insurance contract liabilities, including unit-linked liabilities

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Long term business provision:
- Provision for linked liabilities	1,434	1,460	5,821	5,722
- Provision for non-unit linked liabilities	2,098	2,100	2,520	2,186
Provision for claims outstanding	57	36	36	36

	3,589	3,596	8,377	7,944

In 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. In 2004, assets held to cover linked liabilities and provision for linked liabilities were aggregated and reported as insurance assets and insurance contract liabilities.

BARCLAYS PLC

11.	Other liabilities

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Obligations under finance leases payable	338	353	353	352
Balances arising from off-balance sheet financial instruments			18,009	12,829
Sundry creditors	5,477	5,021	3,851	3,531
Accruals and deferred income	3,834	4,495	6,820	5,396
Short positions in securities			53,903	57,438

	9,649	9,869	82,936	79,546

As at 1st January 2005, balances arising from off-balance sheet instruments were reclassified to derivative financial instruments and short positions in securities to trading portfolio liabilities.

Also from 1st January 2005, accruals and deferred income no longer includes accrued interest, which is included in customer balances as part of the amortised cost.

12.	Other provisions for liabilities

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Customer loyalty provisions			12	15
Redundancy and restructuring	70	97	97	34
Undrawn contractually committed facilities and guarantees	48	55	55	85
Onerous contracts	42	39	39	13
Sundry provisions	226	212	213	182

	386	403	416	329

As at 1st January 2005, the customer loyalty provision has been reclassified to other liabilities.

BARCLAYS PLC

13.	Legal proceedings

Proceedings have been brought in the United States against a number of defendants, including Barclays, following the collapse of Enron. In each case the claims are against groups of defendants. Barclays considers that the claims against it are without merit and is defending them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the litigation. In addition, in respect of investigations relating to Enron, Barclays is continuing to provide information in response to enquiries by regulatory and governmental authorities in the United States and elsewhere. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that it might have upon operating results in any particular financial period. Barclays is also currently in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission’s investigation of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it, which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group.

BARCLAYS PLC

14.	Contingent liabilities and commitments

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Contingent liabilities
Acceptances and endorsements	271	303	303	530
Assets pledged as collateral for security	35,703	30,011	30,011	26,334
Other contingent liabilities	8,503	8,245	8,245	7,800

	44,477	38,559	38,559	34,664

Commitments
Standby facilities, credit lines and other commitments	163,037	134,051	134,051	119,887

Contingent liabilities increased by 15% (£5.9bn) to £44.5bn (1st January 2005: £38.6bn) due to the increased indemnifications issued by Barclays Bank PLC to Barclays Global Investors’ clients for securities lending activities.

Commitments increased by 22% (£28.9bn) to £163.0bn (1st January 2005: £134.1bn) primarily as a result of the growth in Barclaycard due to Juniper, and new facilities in Barclays Capital and UK Business Banking.

BARCLAYS PLC

15.	Market risk

Market risk is the risk that the Group’s earnings, capital, or ability to meet its business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices.

Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk (DVaR), decreased in the first half of 2005 compared to the first half of 2004. This was mainly due to a reduction in interest rate risk and an increase in diversification effect.

Total DVaR as at 30th June 2005 was £31.0m (31st December 2004: £31.9m; 30th June 2004: £26.0m).

Analysis of Barclays Capital’s market risk exposures

The daily average, maximum and minimum values of DVaR were calculated as below:

	Half-year ended 30th June 2005
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	24.1	42.4	15.4
Credit spread risk	23.3	27.9	19.3
Foreign exchange risk	2.9	5.3	1.6
Equities risk	5.2	7.3	3.9
Commodities risk	5.8	7.6	4.5
Diversification effect	(30.9)	n/a	n/a

Total DVaR	30.4	37.4	25.4

	Half-year ended 31st December 2004
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	19.7	29.4	15.1
Credit spread risk	20.3	24.1	16.1
Foreign exchange risk	3.1	7.4	1.6
Equities risk	4.3	7.9	2.4
Commodities risk	8.2	14.4	4.5
Diversification effect	(24.9)	n/a	n/a

Total DVaR	30.7	40.7	24.0

	Half-year ended 30th June 2004
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	30.5	53.6	19.0
Credit spread risk	25.0	32.9	16.0
Foreign exchange risk	1.8	3.0	0.9
Equities risk	4.1	7.9	2.2
Commodities risk	3.7	7.8	2.2
Diversification effect	(27.0)	n/a	n/a

Total DVaR	38.1	46.8	25.7

[1]	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

BARCLAYS PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Available for sale reserve:
Net gains from changes in fair value	112
Amount transferred to profit on disposal	(26)

Cash flow hedging reserve:
Gains from changes in fair value	16
Amount transferred to profit	12

Share of changes in associates’ equity	(28)	(17)	—

Currency translation differences arising during the year	23	(15)	(43)

Tax	(118)	—	—

Other	38	16	11

Profit for the period	1,975	1,483	1,818

Total recognised income and expense for the period	2,004	1,467	1,786

Attributable to:
Shareholders	1,873	1,440	1,766
Minority interest	131	27	20

	2,004	1,467	1,786

Tax comprises items taken directly to reserves, including tax on available for sale reserve and cash flow hedging reserve.

BARCLAYS PLC

SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year ended
	30.06.05[1]	31.12.04	30.06.04
	£m	£m	£m
Net cash inflow from operating activities	17,584	2,384	2,787
Net cash outflow from investing activities	(11,394)	(2,702)	(4,296)
Net cash inflow from financing activities	2,526	1,004	1,956
Effect of exchange rate changes on cash and cash equivalents	(539)	(165)	(305)

Net increase in cash and cash equivalents	8,177	521	142
Cash and cash equivalents at beginning of period	21,603	13,996	13,854

Cash and cash equivalents at end of period	29,780	14,517	13,996

[1]	The opening cash equivalents balance includes the impacts of adopting IAS 32 and IAS 39 and IFRS 4, which have not been applied to 2004 comparatives, in accordance with IFRS 1.

BARCLAYS PLC

OTHER INFORMATION

Registered office

1 Churchill Place, London, E14 5HP, England, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Website

www.barclays.com

Registrar

The Registrar to Barclays PLC, The Causeway, Worthing, West Sussex, BN99 6DA, England, United Kingdom. Tel: + 44 (0) 870 609 4535.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-610-382-7836, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

Filings with the SEC

Statutory accounts for the year ended 31st December 2004, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Head of Investor Relations at Barclays registered office address, shown above. Copies of the Form 20-F are also available from the Barclays Investor Relations’ website (details below) and from the SEC’s website (www.sec.gov).

Results timetable

Interim 2005 Ex Dividend date	Wednesday 17th August 2005
Interim 2005 Dividend record date	Friday 19th August 2005
Interim 2005 Dividend payment date	Monday 3rd October 2005
2005 Preliminary results	Thursday 9th February 2006

Note that all dates are provisional and subject to change.

For further information please contact:

Investor Relations	Media Relations
Mark Merson/James S Johnson	Chris Tucker/Pam Horrell
+44 (0) 20 7116 5752/2927	+44 (0) 20 7116 6223/6132

More information on Barclays, including the 2005 interim results, can be found on our website at the following address: www.investorrelations.barclays.co.uk.